Exhibit 2.1

AGREEMENT AND PLAN OF SHARE EXCHANGE

between

Onex Rescare Acquisition LLC

and

Res-Care, Inc.

Dated as of September 6, 2010

i

ii

iii

AGREEMENT AND PLAN OF SHARE EXCHANGE, dated as of September 6, 2010 (this “Agreement”), between Onex Rescare Acquisition LLC, a Delaware limited liability company (“Purchaser”), and Res-Care, Inc., a Kentucky corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, members of the Purchaser Group (as defined below) beneficially and of record own 3,700,000 shares of the common stock, no par value, of the Company (“Common Stock”), constituting approximately 12.6% of the issued and outstanding shares of Common Stock, and 48,095 shares of the Series A Convertible Preferred Stock, no par value, of the Company (“Series A Preferred Stock”), constituting all of the issued and outstanding shares of Series A Preferred Stock;

WHEREAS, Purchaser has proposed to the board of directors of the Company (the “Board of Directors”) that Purchaser (or another member of the Purchaser Group) acquire all of the shares of Common Stock not held by members of the Purchaser Group (the “Public Shares”);

WHEREAS, the Board of Directors has established a special committee (the “Special Committee”) consisting solely of four “independent members” who are “continuing directors” (both as defined in Section 12-200 of the Kentucky Business Corporations Act (“KBCA”)) for the purposes of evaluating and negotiating the transactions contemplated by this Agreement, including the Offer (as defined below) and the Share Exchange (as defined below) (collectively, the “Transactions”);

WHEREAS, the board of directors of Purchaser has unanimously (a) determined that it is in the best interests of its shareholders to acquire the Company on the terms and subject to the conditions set forth herein, (b) approved and declared advisable the Share Exchange (as defined below) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the KBCA and (c) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Purchaser and the consummation of the Transactions, including the Offer and the Share Exchange;

WHEREAS, the Board of Directors has, based on the unanimous recommendation of the Special Committee, unanimously (with Messrs. Gronefeld and Le Blanc abstaining) (i) determined that it is advisable for Purchaser to acquire the Company on the terms and subject to the conditions set forth herein, (ii) determined that the terms of this Agreement and the Transactions, including the Offer and the Share Exchange, are fair to and in the best interests of the Company and its unaffiliated shareholders, (iii) approved and adopted this Agreement and the Transactions, including the Offer and the Share Exchange, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the KBCA, and (iv) is recommending that the holders of Public Shares accept the Offer, tender their Public Shares into the Offer and, to the extent required by applicable Law, approve the Share Exchange and this Agreement, in each case on the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors has unanimously approved in advance the Transactions for the purposes of Sections 12-200 through 12-230 of the KBCA such that such sections of the KBCA are either satisfied, or do not and shall not apply to the Offer, the Share Exchange, this Agreement, the Rollover Agreements (as defined below) or the other Transactions;

WHEREAS, on the terms and conditions set forth herein, Purchaser has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase all of the Public Shares at a price equal to $13.25 per share, payable net to the seller in cash, without interest and subject to any withholding of Taxes required by applicable Law (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, following consummation of the Offer, on the terms and subject to the conditions set forth in this Agreement, the Share Exchange shall occur in accordance with the KBCA, and each Public Share that is not tendered and accepted pursuant to the Offer (other than Dissenting Shares (as defined below)) will thereupon be exchanged for the right to receive cash in an amount equal to the Share Exchange Consideration (as defined below), in each case, on the terms and conditions set forth herein;

WHEREAS, contemporaneously with the execution and delivery of this Agreement by the parties hereto, Onex Partners III LP has executed and delivered to the Company a guarantee of Purchaser’s obligations hereunder;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, the Company and Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC (the “Supporting Stockholders”) have entered into a voting agreement (the “Voting Agreement” ); and

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, certain shareholders of the Company have delivered to Purchaser agreements (the “Rollover Agreements”) dated as of the date hereof, providing that such shareholders shall, among other things (i) agree not to tender into the Offer and (ii) transfer the Public Shares identified as rollover shares pursuant to the Rollover Agreements (the “Rollover Shares”) to Purchaser prior to the Effective Time on the terms and subject to the conditions set forth in the Rollover Agreements; and

WHEREAS, Purchaser and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Offer and the Share Exchange and also to prescribe certain conditions to the Offer and the Share Exchange.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Purchaser and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1             Certain Definitions.  For purposes of this Agreement, the following terms will have the following meanings when used herein:

(a)           “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement between the Company and any third party executed prior to the date hereof, or (ii) a confidentiality and standstill agreement (including any waivers thereof or amendments thereto) that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in the form of confidentiality agreement attached as Exhibit A hereto.

(b)           “Acceptance Time” means the time at which Purchaser accepts for payment Public Shares validly tendered and not validly withdrawn pursuant to the Offer.

(c)           “Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

(d)           “Antitrust Laws” means the HSR Act, the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act of 1914 or any other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, in each case as amended from time to time.

(e)           “Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York or Kentucky are authorized by Law or executive order to be closed.

(f)            “Code” means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant thereto.

(g)           “Company Incentive Plans” means the Company’s 2005 Omnibus Incentive Compensation Plan and the Company’s 2000 Non-Employee Directors Stock Ownership Incentive Plan, collectively.

(h)           “Company Intellectual Property” means all material Intellectual Property used in or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted or proposed to be conducted.

(i)            “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, (a) has had, or is reasonably expected to have in the near term, a material adverse effect on or with respect to the business, financial condition or results of operation of the Company and its Subsidiaries taken as a whole, or (b) that prevents or materially delays or materially impairs the ability of the Company to consummate the Transactions; provided, however, that a Company Material Adverse Effect shall not include facts, circumstances, events, changes, effects or developments resulting from (i) any general deterioration in (A) the financial or securities markets or the economy in general or (B) the industries in which the Company or any of its Subsidiaries operates (other than changes in funding levels of, or service reductions by, any Governmental Entity), (ii) any failure, in and of itself, by the Company to meet any analyst projections or other internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that the underlying factors contributing to such failure shall not be excluded), (iii) changes in laws, (iv) any change in the price or trading volume of the Common Stock in and of itself (provided that the underlying factors contributing to such changes shall not be excluded), (v) changes in GAAP or the interpretation thereof, (vi) acts of war or terrorism, or (vii) any matter expressly disclosed on the Company Disclosure Schedule, but only in the case of clauses (i), (iii) and (v) to the extent that such facts, circumstances, events, changes, effects or occurrences do not disproportionately impact the Company or any of its Subsidiaries.

(j)            “Confidentiality Agreement” means the confidentiality agreement, dated as of January 1, 2005, by and between Onex Corporation and the Company.

(k)           “Contract” means any contract, agreement, license, note, bond, mortgage, guarantee, indenture, commitment, lease or other instrument or obligation, whether written or oral.

(l)            “Conversion Price” has the meaning set forth in the Articles of Incorporation.

(m)          “Damages” means any and all losses, liabilities, claims, demands, judgments, damages, fines, suits, actions, costs and expenses.

(n)           “Deferred Stock Compensation Program” means the Company’s Nonemployee Director Deferred Stock Compensation Program under the 2005 Omnibus Incentive Compensation Plan.

(o)           “EBITDA” means, with reference to any period, the Net Income of the Company and its Subsidiaries calculated on a consolidated basis, plus, without duplication, to the extent deducted from revenues in determining Net Income, (i) consolidated interest expenses, (ii) expense for taxes paid or accrued, (iii) depreciation, (iv) amortization, (v) any non-cash expenses, charges or losses, (vi) any extraordinary or nonrecurring expenses, charges or losses including, but not limited to, those related to the Selk and McCord lawsuits, (vi) stock based compensation, (vii) any fees or expenses related to the Transactions, including, but not limited to, expenses related to management compensation payable by reason of, or at the consummation of, the Transactions, (viii) any monitoring fees or expenses paid to any member of the Purchaser Group and (ix) the pro forma impact of completed acquisitions not included throughout the reference period, minus, to the extent included in Net Income, any extraordinary or nonrecurring gains.

(p)           “Fully-Diluted Shares” means, as of any time (i) all shares of Common Stock then issued and outstanding (ii) all shares of Common Stock then issuable upon conversion of the Series A Preferred Stock at the then applicable Conversion Price, and (iii) all shares of Common Stock then issuable upon the exercise of Stock Options having an exercise price less than the Share Exchange Consideration.

(q)           “Governmental Entity” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any legislative, judicial, administrative, adjudicative, investigatory, regulatory or taxing authority thereunder.

(r)            “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(s)           “Intellectual Property” means all intellectual property in any jurisdiction in the world, including without limitation, all (i) patents, inventions (whether or not reduced to practice or patentable), trademarks and service marks (including any trade dress, logos and any other indicia of origin and the goodwill of any business symbolized thereby), trade names, Internet domain names, copyrights and copyrightable works (whether or not registered), designs and trade secrets, (ii) applications for and registrations, issuances and renewals of such patents, trademarks, service marks, trade names, domain names, copyrights and works (whether or not copyrightable) and designs, (iii) lists (including customer and vendor lists), data, databases, processes, formulae, methods, specifications, schematics, plans, studies, technology, know-how, improvements, web site and other content, computer software programs and related documentation, and other confidential or proprietary data and information, and (iv) computer software, data and databases including, but not limited to, object code, source code, operating and other systems, tools, firmware, related documentation and all copyrights therein.

(t)            “Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, code, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

(u)           “Material Subsidiary” means any Subsidiary of the Company (i) the consolidated assets of which equal 2% or more of the consolidated assets of the Company and the Subsidiaries as of June 30, 2010, or (ii) the consolidated revenues of which equal 2% or more of the consolidated revenues of the Company and the Subsidiaries for the four consecutive fiscal quarters ended June 30, 2010.

(v)           “NASDAQ” means the NASDAQ Global Select Market.

(w)          “Net Funded Indebtedness” means, at any time, with respect to any Person, funded indebtedness, minus cash and cash equivalents.

(x)            “Net Income” means, with reference to any period, the net income (or loss) of the Company and its Subsidiaries calculated on a consolidated basis for such period in accordance with GAAP.

(y)           “orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

(z)           “person” or “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity.

(aa)         “Purchaser Group” means Onex Corporation and its Affiliates.

(bb)         “Representatives” when used with respect to a Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of such Person.

(cc)         “Restricted Stock” has the meaning set forth in the Company’s 2005 Omnibus Incentive Compensation Plan.

(dd)         “Stock Option” means any option to purchase shares of Common Stock granted under a Company Incentive Plan.

(ee)         “Stock Unit” and “Stock Unit Account” have their respective meanings set forth in the Deferred Stock Compensation Program.

(ff)          “Subsidiary” of a Person means a corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (i) a right to 50% or more of the profits of such entity or (ii) securities having the power to elect 50% or more of the members of the board of directors or similar body governing the affairs of such entity.

(gg)         Each of the following terms is defined in the Section of this Agreement set forth opposite such term:

Defined Terms	Section
Acquisition Proposal	7.2(h)
Affiliate Transaction	5.11
Agreement	Preamble
Alternative Acquisition Agreement	7.2(e)(iii)
Articles of Share Exchange	3.3
Board Actions	2.3(a)
Board Appointment Date	2.5(a)
Board of Directors	Recitals
Break-Up Fee	9.3(b)
Certificate	4.1(b)
Change of Recommendation	7.2(e)
Closing	3.2
Closing Date	3.2

COBRA	5.10(c)
Common Stock	Recitals
Company	Preamble
Company Benefit Plans	5.10(a)
Company Disclosure Documents	5.6(a)
Company Disclosure Schedule	Article V
Company Financial Advisor	5.20
Company Meeting Filings	7.3(b)
Company Permits	Section 5.8(e)
Company Proxy Statement	7.3(b)
Company SEC Documents	5.5(a)
Company Shareholder Meeting	7.3(a)
Compliance Plan	5.8(c)
Credit Facility	5.3(a)
Delisted	7.12
Dissenting Shares	4.1(b)
DOJ	7.4(b)
Effective Time	3.3
Environmental Laws	5.8(d)
ERISA	5.10(a)
ERISA Affiliate	5.10(c)
Exchange Act	2.1(a)
Exchange Fund	4.2(a)
Excluded Party	7.2(b)
Expiration Date	2.1(b)
Federal Health Care Programs	5.8(b)(i)
FTC	7.4(b)
GAAP	5.5(b)
Government Programs	5.9(a)
Hazardous Materials	5.8(d)
Health Care Information Laws	5.8(c)
Health Care Regulatory Laws	5.8(a)
Independent Incumbent Directors	2.5(b)
Interim Period	7.1
Intervening Event	7.2(e)
IRS	5.10(b)
KBCA	Recitals
Lien	5.4(c)
Material Contract	5.19(a)(xii)
Minimum Condition	2.1(c)
Non-U.S. Plans	5.10(f)
Notice Period	7.2(e)(i)
Offer	Recitals
Offer Documents	2.2(a)
Offer Price	Recitals
Outside Date	9.1(b)(i)

Paying Agent	4.2(a)
Public Shares	Recitals
Purchaser	Preamble
Purchaser Disclosure Schedule	Article VI
Recommendation	2.3(a)
Restraint	8.1(b)
ROFR Provision	7.2(e)(iii)
Rollover Agreements	Recitals
Rollover Shares	Recitals
Rule 14f-1	2.5(c)
Sarbanes-Oxley Act	5.5(a)
Schedule 13E-3	2.4(a)
Schedule 14D-9	2.3(b)
Schedule TO	2.2(a)
SEC	2.1(e)
Series A Preferred Stock	Recitals
Share Exchange	3.1
Share Exchange Consideration	4.1(b)
Shareholder Approval	5.4(a)
Software	5.16(g)
Solicitation Period End-Date	7.2(a)
Solicited Proposal	7.2(h)
Special Committee	Recitals
Superior Proposal	7.2(h)
Supporting Stockholders	Recitals
Systems	5.16(f)
Takeover Law	2.3(a)
Tax	5.14(b)
Tax Return	5.14(b)
Transactions	Recitals
Uncertificated Shares	4.1(b)
Voting Agreement	Recitals

ARTICLE II

THE OFFER

Section 2.1            The Offer.

(a)           Provided that this Agreement shall not have been terminated in accordance with Article IX, and that no event shall have occurred and be continuing that would result the failure to be satisfied of any of the conditions set forth in Annex A, Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer no earlier than September 22, 2010.

(b)           The initial expiration date of the Offer shall be midnight (New York City time) on the later of (x) October 20, 2010 and (y) the date that is 20 business days from the date on which the Offer was commenced (determined as provided in Rule 14d-1(g)(3) under the Exchange Act) (the initial “Expiration Date” and any expiration time and date established pursuant to an extension of the Offer as so extended, also an “Expiration Date”).

(c)           The obligations of Purchaser to commence the Offer and accept for payment, and pay for, any Public Shares tendered pursuant to the Offer are subject only to (i) the conditions set forth in Annex A and (ii) the non-waivable condition that pursuant to the Offer, prior to the Expiration Date, there shall have been validly tendered and not properly withdrawn a number of Public Shares which constitutes at least a majority of the outstanding Public Shares (assuming the exercise of all outstanding Stock Options having an exercise price less than the Offer Price, and excluding from such calculation any Rollover Shares) (the “Minimum Condition”).  The conditions to the Offer set forth in Annex A are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser; provided that nothing therein shall relieve any party hereto from any obligation or liability such party has under the Agreement) giving rise to such condition.  The failure of Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

(d)           Purchaser expressly reserves the right (i) to increase the Offer Price and (ii) to waive any condition to the Offer or modify the terms of the Offer, except that the Minimum Condition may not be waived and that, without the consent of the Company, Purchaser shall not (A) reduce the number of Public Shares subject to the Offer, (B) except as provided in Section 4.4, reduce the Offer Price, (C) add to the conditions set forth in Annex A or modify any condition set forth in Annex A in any manner adverse to the holders of Public Shares or (D) change the form of consideration payable in the Offer.

(e)           Purchaser may in its discretion (i) extend the Offer for one or more consecutive increments of not more than ten business days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to Purchaser’s obligation to purchase Public Shares in the Offer are not satisfied or waived, (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, or (iii) make available a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

(f)            Purchaser shall comply with the obligations respecting prompt payment and announcement under the Exchange Act, and, without limiting the generality of the foregoing, Purchaser shall accept for payment, and pay for, all Public Shares validly tendered and not withdrawn pursuant to the Offer promptly following the acceptance of such Public Shares for payment pursuant to the terms and subject to the conditions of the Offer and this Agreement.  This paragraph shall not be deemed to impair, limit or otherwise restrict in any manner the right of Purchaser to terminate this Agreement pursuant to Article IX.

Section 2.2            The Offer Documents.

(a)           On the date of commencement of the Offer, Purchaser shall (i) file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”) and related Offer to Purchase, form of letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively, and including any supplements or amendments thereto, the “Offer Documents”), and (ii) cause the Offer Documents to be disseminated to the holders of Public Shares as and to the extent required by applicable Law.  The Company shall promptly furnish to Purchaser in writing all information concerning the Company that may be required by applicable Law or reasonably requested by Purchaser for inclusion in the Offer Documents.

(b)           Each of Purchaser and the Company agrees promptly to correct any information provided by it for use in the Schedule TO or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law.  Purchaser shall cause the Schedule TO as so corrected, to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Public Shares, in each case, as soon as reasonably practicable and as and to the extent required by applicable federal securities Laws.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  Purchaser shall provide the Company and its counsel with (i) any written comments or other communications, and shall inform them of any oral comments or other communications, that Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents, and (ii) a reasonable opportunity to participate in the response of Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).  Purchaser agrees to use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule TO or Offer Documents.

Section 2.3            Company Actions.

(a)           The Company hereby approves of and consents to the Offer and represents and warrants that the Board of Directors, at a meeting duly called and held, has, based upon the unanimous approval and recommendation of the Special Committee, unanimously (with Messrs. Gronefeld and Le Blanc abstaining) (i) determined that it is advisable for Purchaser to acquire the Company on the terms and subject to the conditions set forth herein, (ii) determined that the terms of this Agreement and the Transactions, including the Offer and the Share Exchange, are fair to and in the best interests of the Company and its unaffiliated shareholders, (iii) approved and adopted this Agreement and the Transactions, including the Offer and the Share Exchange, in all respects and such approval constitutes approval of the Offer, this Agreement and the Share Exchange for purposes of the KBCA, (iv) resolved to recommend that holders of Public Shares accept the Offer, tender their Public Shares in the Offer and to the extent required, that the shareholders of the Company approve and adopt this Agreement and the Share Exchange (the “Recommendation”) and (iv) taken all other actions necessary to exempt the Offer, the Share

Exchange, this Agreement and the Transactions from any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination,” “affiliated transaction” or other form of anti-takeover Law (“Takeover Law”) or, to the extent not exempted, to satisfy any applicable requirements thereof (clauses (i)-(iv), collectively, the “Board Actions”).  The Company consents to the inclusion of such approval and Recommendation in the Offer Documents.

(b)           On the date the Offer Documents are first filed with the SEC, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the Recommendation (together with all amendments and supplements thereto, the “Schedule 14D-9”) and shall cause the Schedule 14D-9 to be disseminated to the holders of Public Shares with the Offer Documents, in each case in a manner that complies with applicable Laws.  The Company shall deliver copies of the proposed form of the Schedule 14D-9 to Purchaser within a reasonable time prior to the filing thereof with the SEC for review and comment by Purchaser and its counsel, and the Company shall give reasonable and good faith consideration to any comments made by Purchaser and its counsel.  Each of the Company and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law.  The Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Public Shares, in each case as and to the extent required by applicable federal securities Laws.  The Company shall provide Purchaser and its counsel with (i) any written comments or other communications, and shall inform them of any oral comments or other communications, that the Company, or its counsel, may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 and (ii) a reasonable opportunity to review and comment on any written or oral responses to such comments (to which reasonable and good faith consideration shall be given).  The Company agrees to use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(c)           In connection with the Offer, the Company will promptly furnish Purchaser with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Public Shares as of a recent date and shall furnish Purchaser with such additional information and assistance (including, without limitation, updated lists of shareholders, mailing labels and lists of securities positions) as Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Public Shares.

Section 2.4            Schedule 13E-3.

(a)           On the date of the commencement of the Offer, the Company and Purchaser shall file with the SEC, pursuant to and in accordance with Rule 13e-3 and Regulation M-A, a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Transactions (together with all amendments and supplements thereto, the “Schedule 13E-3”); provided that, at its option, subject to applicable Law, Purchaser may include the Schedule 13E-3 in the Schedule TO included in the Offer Documents in which case the Company shall separately file a Schedule 13E-3 with respect to the Transactions on such date.  Purchaser and the Company each agree to use reasonable best efforts promptly to respond to any comments of the SEC or its staff with respect to the Schedule 13E-3 filed by it and promptly to correct any information provided by it for use in any Schedule 13E-3 by Purchaser and/or the Company with respect to the Transactions if and to the extent that such information shall become false or misleading in any material respect or as otherwise required by applicable federal securities Laws.  Each party shall take all steps necessary to amend or supplement the Schedule 13E-3 filed by it and to cause the Schedule 13E-3 filed by it, as so amended or supplemented, to be filed with the SEC, in each case as and to the extent required by applicable federal securities Laws.  Each of Purchaser and the Company and its respective counsel shall be given reasonable opportunity under the circumstances to review and comment on the Schedule 13E-3 (including any amendments or supplements thereto) before it is filed with the SEC, and the party filing the applicable Schedule 13E-3 shall give reasonable and good faith consideration to any comment received from any party hereto.  Purchaser and the Company shall each provide the other and their respective counsel with (i) any written comments or other communications, and shall inform them of any oral comments or other communications, such Person or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 13E-3 filed by it and (ii) a reasonable opportunity to review and comment on any written or oral responses to such comments (to which reasonable and good faith consideration shall be given).  Purchaser and the Company each agree to use reasonable best efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 13E-3 filed by it.

Section 2.5            Board of Directors and Committees; Section 14(f).

(a)           At any time and from time to time from and after the Acceptance Time, and subject to Section 2.5(b), Purchaser shall be entitled to designate up to such number of directors, rounded up to the nearest whole number constituting at least a majority of the directors, on the Board of Directors as will give Purchaser representation on the Board of Directors equal to the product of the number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to this Section 2.5) and the percentage of the Fully-Diluted Shares that are at such time held by the Purchaser Group, and the Company shall, upon request by Purchaser, promptly take all actions necessary, including, at the election of Purchaser (but subject to Section 2.5(b)), increasing the size of the Board of Directors or securing the resignation of such number of directors, to enable Purchaser’s designees to be appointed to the Board of Directors and to cause Purchaser’s designees to be so appointed (the date on which the majority of the Company’s directors are designees of Purchaser that have been effectively appointed to the Board of Directors in accordance herewith, the “Board Appointment Date”).  In addition, on the Board Appointment Date, subject to applicable Law and stock exchange listing standards, the Company will cause persons designated by Purchaser to constitute a majority of each committee of the Board of Directors, other than the Special Committee.  For the avoidance of doubt, nothing contained in this Section 2.5(a) shall obligate Purchaser to require the Company to take any actions pursuant to this Section 2.5(a) or permit the Company to take any such actions other than at the request of Purchaser.

(b)           Notwithstanding anything to the contrary contained in Section 2.5(a), the Company shall use all reasonable efforts to ensure that at least three of the members of the Board of Directors as of the date hereof who qualify as independent directors for purposes of the continued listing requirements of NASDAQ and SEC rules and regulations (such directors, the “Independent Incumbent Directors”) shall remain members of the Board of Directors until the Effective Time.  If the number of Independent Incumbent Directors is reduced below three prior to the Effective Time, the remaining Independent Incumbent Directors (or if there is only one such director, that remaining director) shall be entitled to designate a person (or persons) to fill such vacancy (or vacancies), and each Independent Incumbent Director shall also designate a successor to ensure that there will always be at least one Independent Incumbent Director at all times prior to the Effective Time (provided each such person meets the independence requirements of the rules and regulations of the SEC and NASDAQ and, once any such person fills a vacancy, such director (or directors) shall be deemed to be an Independent Incumbent Director (or Independent Incumbent Directors) for purposes hereof).  If no Independent Incumbent Directors remain prior to the Effective Time, a majority of the members of the Board shall be entitled to fill such vacancies (provided each such person meets the independence requirements of the rules and regulations of the SEC and NASDAQ and such director (or directors) shall be deemed to be an Independent Incumbent Director (or Independent Incumbent Directors) for purposes hereof).  The provisions of this Section 2.5 are in addition to and shall not limit any rights that Purchaser or any of its Affiliates may have as a record holder or beneficial owner of shares of Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(c)           The Company’s obligation to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (“Rule 14f-1”).  The Company shall promptly take all action required pursuant to such Section and Rule in order to fulfill its obligations under this Section 2.5.  Without limiting the foregoing, if Purchaser exercises its right to appoint directors under this Section 2.5, and shall have provided the Company with the information required to be transmitted by the Company the holders of shares of Common Stock pursuant to Rule 14f-1 by no later than 24 hours prior to the filing of the Schedule 14D-9 with the SEC, the Company shall include all such information in the Schedule 14D-9.

(d)           Prior to the Effective Time, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver of any of the Company’s rights hereunder, or any amendment of this Agreement, or other action adversely affecting the rights of shareholders of the Company (other than Purchaser) to receive the Offer Price (except as permitted by the terms of this Agreement), will require the approval of the Special Committee, or if the Special Committee no longer exists, the approval of a majority of such Independent Incumbent Directors.

ARTICLE III

THE SHARE EXCHANGE

Section 3.1            The Share Exchange.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the KBCA, Purchaser will acquire all outstanding Public Shares in accordance with the provisions of Section 11-020 of the KBCA, and with the effects provided in Section 11-060 of the KBCA (the “Share Exchange”).

Section 3.2            Closing.  The closing of the Share Exchange (the “Closing”) shall take place at the offices of Kaye Scholer LLP, 425 Park Avenue, New York, New York at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

Section 3.3            Effective Time.  As a part of the Closing, the Company and Purchaser shall cause articles of share exchange, in a form mutually agreeable to Purchaser and the Company (the “Articles of Share Exchange”), to be properly executed, acknowledged and filed with the Secretary of State of the Commonwealth of Kentucky in such form as is required by and executed in accordance the KBCA.  The Share Exchange shall become effective at the date and time specified in the Articles of Share Exchange (such time and date being referred to herein as the “Effective Time”).

Section 3.4            Directors.  The directors of the Company as of immediately prior to the Effective Time shall be the initial directors of the Company following the Share Exchange and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 3.5            Officers.  The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Company following the Share Exchange and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 3.6            Further Assurances.  If at any time after the Effective Time the Company shall consider or be advised that any instruments or assurances or any other acts or things are necessary, desirable or proper  to carry out the purposes of this Agreement, the Company and its proper officers and directors or their designees shall be authorized to execute and deliver all such instruments and assurances and to do all such other acts and things as may be necessary, desirable or proper to carry out the purposes of this Agreement.

ARTICLE IV

EXCHANGE OF SHARES; EXCHANGE OF CERTIFICATES

Section 4.1            Effect on Capital Stock.  At the Effective Time:

(a)           Treasury Stock and Purchaser Group-Owned Stock.  Each share of Common Stock and Series A Preferred Stock outstanding immediately following the Effective Time that is directly owned by the Company as treasury stock or by any member of the Purchaser Group shall remain issued and outstanding.

(b)           Public Shares.  Each Public Share issued and outstanding immediately prior to the Effective Time (other than any Public Shares owned by shareholders, if any, who exercise dissenters rights in accordance with the KBCA (the “Dissenting Shares”) shall be exchanged for the right to receive an amount of cash, without interest, equal to the Offer Price (the “Share Exchange Consideration”).  At the Effective Time, all such Public Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such Public Shares (each, a “Certificate”) or (ii) any such uncertificated Public Shares (collectively, the “Uncertificated Shares”) shall cease to have any rights with respect thereto, except the right to receive the Share Exchange Consideration in accordance with the terms of this Agreement or, in the case of holders of Dissenting Shares, their rights under Subtitle 13 of the KBCA.  The right of any holder of a Public Share to receive the Share Exchange Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(c)           If, after the Effective Time, a holder of Dissenting Shares fails to perfect or loses any right to payment under Subtitle 13 of the KBCA, each such Public Share of such holder shall be treated as a share that had been exchanged as of the Effective Time for the right to receive the Share Exchange Consideration in accordance with Section 4.1(b).  The Company shall give prompt notice to Purchaser of any notices of intent to demand payment, demands for payment of fair value or other communications or actions received by the Company with respect to Public Shares, and Purchaser shall have the right to participate in and approve all negotiations and proceedings with respect thereto.  The Company shall not, except with the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands.

Section 4.2            Exchange Fund.

(a)           Paying Agent.  Prior to the Closing Date, Purchaser shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent hereunder (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or immediately subsequent to the Effective Time, Purchaser shall cause to be deposited (i) with the Paying Agent cash in an amount sufficient to pay the aggregate Share Exchange Consideration payable to holders of Public Shares pursuant to Section 4.1(b) hereof and (ii) with the Company, for the benefit of the holders of Stock Options, cash in an amount equal to any amounts ultimately required to be paid to the holders of Stock Options as a result of the actions taken by the Board of Directors pursuant to Section 4.3 (clauses (i) and (ii), collectively, the “Exchange Fund”).

(b)           Exchange Procedures.  As promptly as reasonably practicable after the Effective Time, Purchaser shall cause the Paying Agent to mail to each holder of Public Shares (other than any Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, if any, shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent and which shall otherwise be in customary form reasonably satisfactory to the Company and Purchaser) and (ii) instructions for use in effecting the surrender of the Certificates and the transfer of Uncertificated Shares in exchange for the Share Exchange Consideration.  Each holder of record of Public Shares shall, (x) upon surrender to the Paying Agent of any such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, or (y) upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, be entitled to receive in exchange therefor the amount of cash which the number of Public Shares previously represented by such Certificate or the Uncertificated Shares, as applicable, shall have been exchanged for the right to receive pursuant to Section 4.1(b), without any interest thereon and less any required withholding of Taxes, and any Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Public Shares which is not registered in the transfer records of the Company, payment of the Share Exchange Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered or the Uncertificated Shares so transferred is registered if any such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar Taxes required by reason of the payment of the Share Exchange Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares or establish to the reasonable satisfaction of Purchaser that such Tax has been paid or is not applicable.  Until surrendered or transferred as contemplated by this Section 4.2(b), each Certificate and each Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Share Exchange Consideration which the holder thereof has the right to receive in respect of such Certificate or Uncertificated Shares pursuant to this Article IV.

(c)           No Further Rights; Closing of Transfer Books.  All cash paid upon the surrender of Certificates or the transfer of Uncertificated Shares in accordance with the terms of this Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to the Public Shares formerly represented by such Certificates or Uncertificated Shares, as applicable.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the Public Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Company or Purchaser for transfer, they shall be cancelled and exchanged for the proper amount pursuant to and subject to the requirements of this Article IV.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Public Shares for 90 days after the Effective Time shall be delivered to the Company upon demand, and any former holders of Public Shares who have not surrendered their Public Shares in accordance with this Section 4.2 shall thereafter look only to the Company for payment of their claim for the Share Exchange Consideration, without any interest thereon, upon due surrender of their Public Shares.

(e)           No Liability.  Notwithstanding anything herein to the contrary, none of the Company, Purchaser, the Paying Agent or any other person shall be liable to any former holder of Public Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Uncertificated Shares shall not have been surrendered prior to the date on which the related Share Exchange Consideration would, pursuant to applicable Law, escheat to or become the property of any Governmental Entity, any such Share Exchange Consideration shall, to the extent permitted by applicable Law, immediately prior to such time, become the property of the Company, free and clear of all claims or interests of any Person previously entitled thereto.

(f)            Investment of Exchange Fund.  The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Purchaser; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Uncertificated Shares pursuant to this Article IV.  Any interest and other income, net of any losses, resulting from such investments shall be paid to the Company.

(g)           Lost Certificates.  In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser or the Paying Agent, the posting by such person of an indemnity agreement or, at the election of Purchaser or the Paying Agent, a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate an amount equal to the number of Public Shares represented by such lost, stolen or destroyed Certificate multiplied by the Share Exchange Consideration.

Section 4.3            Effect of the Offer and the Share Exchange on Stock Options and Restricted Stock.

(a)           Each Stock Option, whether or not then vested or exercisable, that is outstanding immediately prior to the Acceptance Time shall, as of immediately prior to the Acceptance Time, become fully vested and be cancelled and in exchange therefor be converted into the right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Common Stock subject to such Stock Option, multiplied by (ii) the number of shares of Common Stock for which such Stock Option shall not theretofore have been exercised; provided, that if the exercise price per share of any such Stock Option is equal to or greater than the Offer Price, such Stock Option shall be cancelled without any cash payment being made in respect thereof.  The Company shall pay the holders of such cancelled Stock Options the cash payments described in this Section 4.3(a) on or as soon as reasonably practicable after the date on which the Acceptance Time occurs.

(b)           Immediately prior to the Acceptance Time, (i) each award of Restricted Stock shall vest in full and (ii) subject to such vesting of such Restricted Stock, the holder thereof shall have the right to tender (or to direct the Company to tender on his or her behalf) such Restricted Stock then held into the Offer (subject to the requirements of any Rollover Agreements).  To the extent any Public Shares that were formerly shares of Restricted Stock are not so tendered, upon the Effective Time, they shall be converted into the right to receive the Share Exchange Consideration in accordance with the procedures in Section 4.1(b).

(c)           The Deferred Stock Compensation Program shall be terminated as of the Acceptance Time, and each Stock Unit Account that has not been fully-settled as of such time shall be settled via a lump sum payment in accordance with Section 7.3 of the program promptly following the Acceptance Time, but in any event by no later than the day immediately preceding the Closing Date.  No additional Stock Units shall be credited to any Stock Unit Account following the termination of the Deferred Stock Compensation Program.

(d)           The Company, the Company and Purchaser shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 4.3 such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, or local Tax Law, and the person making such deduction or withholding shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding.  To the extent that amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(e)           The Board of Directors (or the appropriate committee thereof) shall take the actions necessary to effectuate the foregoing provisions of this Section 4.3.

Section 4.4            Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Offer Price and the Share Exchange Consideration shall be equitably adjusted.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the corresponding section of the disclosure schedules delivered by the Company to Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is readily apparent on its face, the Company represents and warrants to Purchaser as follows:

Section 5.1            Corporate Existence, Qualification.

(a)           Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization.  Each of the Company and its Subsidiaries has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business, except where the failure to have such power or authority would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

(b)           Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign corporation (or other legal entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.  The Company has made available to Purchaser complete and correct copies of the organizational or governing documents of the Company and each of its Material Subsidiaries, each as amended to date, and each as so made available is in full force and effect.  Neither the Company nor any Subsidiary is in violation of its organizational or governing documents.

Section 5.2            Capital Stock.

(a)           The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, no par value share, of which 48,095 shares are designated as Series A Preferred Stock.  As of September 3, 2010, (i) 29,419,016 shares of Common Stock were issued and outstanding, (ii) no shares of Common Stock were held in treasury or owned by a Subsidiary of the Company, (iii) (A) 225,000 shares of Common Stock were reserved for issuance pursuant to outstanding Stock Options and (B) no shares of Common Stock are reserved for issuance under the Deferred Compensation Stock Program, (C) 4,809,500 shares of Common Stock are reserved for issuance upon conversion of the Series A Preferred Stock, and (iv) 48,095 shares of Series A Preferred Stock were issued or outstanding.  All outstanding shares of Common Stock, and all shares of Common Stock reserved for issuance as noted in clause (iii) of the foregoing sentence, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable, free of pre-emptive rights, and issued in accordance with the registration and qualification provisions of applicable securities Laws or pursuant to valid exemptions therefrom.

(b)           Section 5.2(b) of the Company Disclosure Schedule sets forth (i) the name of each holder of a Stock Option together with the grant date, exercise price and the number of shares of Common Stock issuable upon exercise of each such Stock Option and (ii) the name of each recipient of an award of Restricted Stock that has not vested as of the date hereof together with the remaining vesting schedule for such award.  No outstanding Stock Option or award of Restricted Stock was made pursuant to a form of award agreement that is not identified as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

(c)           Except as set forth in subsections (a) and (b) above, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Common Stock that have become outstanding after September 3, 2010 upon exercise of Stock Options outstanding as of such date and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company is a party obligating the Company to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem, repurchase, or otherwise acquire any such shares of capital stock or other equity interests or

(D) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than funds to or investments in a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice).

(d)           The Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

(e)           Other than the Voting Agreement, there are no shareholder agreements, registration agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any preemptive rights with respect thereto.

Section 5.3            Subsidiaries.

(a)           Section 5.3 of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company.  Section 5.3(a) of the Company Disclosure Schedule also sets forth the jurisdiction of organization and percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries and any other Person of each of the Company’s Subsidiaries.  All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights.  Except to the extent pledged to lenders under the Second Amended and Restated Credit Agreement, dated as of January 28, 2010, among the Company, the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, General Electric Capital Corporation, Branch Banking and Trust Company and U.S. Bank National Association, as documentation agents, and J.P. Morgan Securities Inc. and Bank of America Securities LLC, as joint lead arrangers and joint book runners (the “Credit Facility”), all equity interests owned by the Company or its Subsidiaries are free and clear of Liens, other than restrictions imposed by applicable Law.

(b)           Except for the Subsidiaries disclosed in Section 5.3(a) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person that is material to the business of the Company and its Subsidiaries, taken as a whole.

(c)           There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which any of the Subsidiaries is a party obligating any of the  Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of any of the Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem, repurchase, or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than funds to or investments in a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice).

(d)           None of the Company’s Subsidiaries have outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

(e)           There are no shareholder agreements, registration agreements, voting trusts or other agreements or understandings to which any of the Company’s Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries or any preemptive rights with respect thereto.

Section 5.4            Corporate Authority; No Violation; Enforceability.

(a)           The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of Shareholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, the Offer, and the consummation by the Company of the Share Exchange and the other Transactions have been duly and validly authorized by the Board of Directors.  Except for the approval, at a meeting of Company shareholders called for such purpose, of the Share Exchange and this Agreement by the affirmative vote of the holders (present at such meeting in person or by proxy) of a majority of the outstanding shares of Common Stock and a majority of the outstanding shares of Series A Preferred Stock (“Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the Offer or to consummate the Share Exchange or the other Transactions.  The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has taken the Board Actions, and has not (as of the date hereof) rescinded the Recommendation.

(b)           The execution, delivery and performance by the Company of this Agreement, the consummation of the Transactions by the Company and compliance with the provisions hereof by the Company do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing and acceptance for record of the Articles of Share Exchange with the Secretary of State of the Commonwealth of Kentucky; (ii) compliance with the applicable requirements of the HSR Act or other applicable Antitrust Laws specified in Section 5.4(b) of the Company Disclosure Schedule; (iii) compliance with the applicable requirements of the Exchange Act including the filing of the Company Proxy Statement, the Schedule 13E-3 and the Schedule 14D-9; (iv) compliance with the rules and regulations of NASDAQ; and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate (A) have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Offer, the Share Exchange or any of the other Transactions or the Company’s ability to observe and perform its material obligations hereunder.

(c)           The execution, delivery and performance by the Company of this Agreement does not, and the consummation of the Transactions and compliance with the provisions hereof by the Company will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to, or to a right of, termination, modification, cancellation, expiration or acceleration of any obligation or to the loss of any benefit under any (A) Contract or (B) Company Permit, (ii) result in the creation of any liens, claims, mortgages, encumbrances, pledges, hypothecations, assignments, deeds of trust, security interests, leases, charges, options, rights of first refusal, easements, servitudes, transfer restrictions, equities or charges of any kind (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries, (iii) conflict with or result in any violation of any provision of the certificate or articles of incorporation or by-laws or other equivalent organizational document of the Company or any of its Material Subsidiaries or (iv) assuming that the consents and approvals referred to in Section 5.4(b) are duly obtained, conflict with or violate any applicable Laws, other than, in the case of clauses (i)(A), (ii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)           This Agreement has been duly and validly executed and delivered by the Company and, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

Section 5.5            Reports and Financial Statements; Internal Control.

(a)           The Company and its Subsidiaries have filed all forms, documents, statements and reports required to be filed by them with the SEC since January 1, 2008 (the forms, documents, statements and reports filed with the SEC since January 1, 2008, including any amendments thereto, the “Company SEC Documents”).  As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, the Company SEC Documents complied, and each of the Company SEC Documents filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder.  As of the time of filing with the SEC, none of the Company SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date hereof.  The Company has made available to Purchaser correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2008 and prior to the date hereof.  As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the

SEC staff with respect to any of the Company SEC Documents.  To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b)           The financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents fairly present the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount), and have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).  Except as set forth in Section 5.5(b) of the Company Disclosure Schedule, the Company has not received any written advice or written notification from its independent certified public accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the financial statements or in the books and records of the Company and its Subsidiaries, any properties, assets, liabilities, revenues or expenses in any material respect.

(c)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley  Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries.

(d)           The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are effective in ensuring that the information required to be disclosed by the Company  in the reports that it files or submits under the Exchange Act is accumulated and communicated to management of the Company, including the principal executive officer and principal financial officer of the Company, as appropriate to allow timely decisions regarding required disclosure.

(e)           During the twelve (12) months prior to the date hereof, (i) neither the Company nor any of its Subsidiaries have been advised of any significant deficiency in the design or operation of internal controls that could adversely affect the ability of the Company to record, process, summarize and report financial data, or any material weaknesses in internal controls, except for such significant deficiencies that have been remediated, and (ii) there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Section 5.6            Disclosure Documents.

(a)           Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Share Exchange, the Offer and the other Transactions (the “Company Disclosure Documents”), including the Schedule 13E-3 filed by the Company, the Schedule 14D-9, and the Company Proxy Statement, if any, to be filed with the SEC in connection with the Share Exchange, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)           None of (i) the Schedule 13E-3 filed by the Company, the Schedule 14D-9 and the Company Proxy Statement, at the date each is filed with the SEC (in the case of the Schedule 13E-3 and the Schedule 14D-9), at the date each is first mailed to holders of Public Shares (in the case of the Company Proxy Statement) or at the time of the Company Shareholder Meeting (if such meeting is held) (other than as to information supplied in writing by Purchaser or any of its Affiliates (other than the Company and its Subsidiaries), expressly for inclusion therein, as to which no representation is made), (ii) any information provided by the Company for inclusion in the Offer Documents and the Schedule 13E-3 filed by Purchaser at the date each is filed with the SEC or (iii) any information incorporated by reference from, or based on information in, the Company SEC Reports, at the date each is filed with the SEC, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Schedule 13E-3 filed by it, the Schedule 14D-9, the Company Proxy Statement and all related SEC filings to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing.

Section 5.7            No Undisclosed Liabilities.  Except (a) as set forth or fully reserved against in the Company’s consolidated balance sheets (or the notes thereto) for the quarter ended June 30, 2010 included in the Company SEC Documents filed prior to the date hereof, (b) for the Transactions, (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2010, and (d) liabilities that are not individually or in the aggregate material, neither the Company nor any Subsidiary of the Company has any liabilities or obligations required to be reflected or reserved in the Company’s consolidated balance sheets in accordance with GAAP, whether or not accrued, absolute, contingent or otherwise and whether due or to become due, that would, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole.

Section 5.8            Compliance with Law; Permits.

(a)           To the knowledge of the Company, none of the Company or any of its Subsidiaries or any of their respective directors, officers, managers, employees, or agents has engaged in any conduct that is prohibited under, or fails to comply in any material respect with the requirements of, any Law, including any Law relating to health care regulatory matters, including (collectively, “Health Care Regulatory Laws”): (i) 42 U.S.C. §§ 1320a-7, 7a, and 7b, which are commonly referred to as the “Federal Fraud Statutes;” (ii) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute;” (iii) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act;” (iv) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996” or “HIPAA;” (v) any state Law regulating the interactions with health care professionals and reporting thereof; or (vi) any federal, state or local Law relevant to false statements or claims including:

(i)            making or causing to be made a false statement or representation of a material fact to any Governmental Entity; or

(ii)           knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit, payment or registration.

(b)           To the knowledge of the Company, none of the Company, or any of its Subsidiaries or any of their respective directors, officers, managers, employees, contractors or agents acting on their behalf:

(i)            are or have been convicted of or charged or threatened with prosecution or under investigation by a Governmental Entity for any potential or actual violation of a Health Care Regulatory Law including any Law applicable to a health care program defined in 42 U.S.C. § 1320a- 7b(f)) (“Federal Health Care Programs”);

(ii)           are or have been convicted of, charged with, or investigated for any violation of Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or manufacture, storage, distribution or sale of controlled substances;

(iii)          are excluded, suspended or debarred from, or have ever been excluded, suspended or debarred from,  participation, or are otherwise ineligible to participate, in any Federal Health Care Program, any federal, state, or local governmental procurement or non-procurement program, or any other federal or state government program or activity;

(iv)          have committed any violation of Law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.

(c)           Without limiting the generality of the foregoing, to the knowledge of the Company, the Company and each of its Subsidiaries are in compliance in all material respects with all Laws with respect to matters relating to patient or individual health care information, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191, as amended, and any rules or regulations promulgated thereunder (collectively, the “Health Care Information Laws”).  The Company and each of its Subsidiaries (i) have undertaken all necessary surveys, audits, inventories, reviews, analyses, or assessments (including any necessary risk assessments) on all areas required for material compliance under all Health Care Information Laws, (ii) have developed a plan for material compliance with all Health Care Information Laws (the “Compliance Plan”) and (iii) have implemented those provisions of the Compliance Plan to ensure that such entity is and will remain in material compliance with all Health Care Information Laws.

(d)           Without limiting the generality of the foregoing, to the knowledge of the Company, the Company and its Subsidiaries are, and have been since January 1, 2008 in compliance with Laws and regulatory guidance for protection and restoration of the environment (including ambient and indoor air, soil, surface water, groundwater and natural resources) and protection of human health from exposure to Hazardous Materials (“Environmental Laws”), and there are no circumstances that could reasonably be expected to prevent or interfere with such compliance in the future, except for non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.  There has been no release of Hazardous Materials at or under any facility or real property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company, any of its Subsidiaries or their respective predecessors, except as would not reasonably be expected to result, individually or in the aggregate, in a material liability.  Except as set forth in Section 5.8(d) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has received any written notice alleging non-compliance with or liability pursuant to Environmental Laws, and no claim, action, proceeding or investigation pursuant to Environmental Laws is pending or, to the knowledge of the Company, threatened, except as would not reasonably be expected to result in the Company or any Subsidiary incurring material liability.  For purposes of this Section 5.8(d), “Hazardous Materials” means any substance, material or waste that is classified, characterized or regulated by any Governmental Entity as hazardous, dangerous, toxic, a pollutant or contaminant, or words of similar meaning and effect, or that forms the basis for liability under any Environmental Law, including petroleum and any fraction or byproduct thereof, asbestos, polychlorinated biphenyls, lead and lead-based paint, radiation and mold.

(e)           The Company and its Subsidiaries and of their respective directors, officers, employees, agents, and, to the knowledge of the Company, contractors are in possession of all material franchises, tariffs, grants, authorizations, licenses, permits, accreditations, qualifications, rights, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as currently conducted or proposed to be conducted, including to perform under any material Contract that may be awarded to the Company or any of its Subsidiaries following the conclusion of any current bidding process (the “Company Permits”).  All Company Permits are in full force and effect, the Company and its Subsidiaries are in compliance in all material respects with the terms of each

Company Permit, and no Company Permit is subject to any pending or threatened proceeding to limit, condition, suspend, cancel, or declare such Company Permit invalid.   None of the Company or any of its Subsidiaries or any of their respective directors, officers, managers, employees, or agents, and, to the knowledge of the Company, contractors has failed to comply in any material respect with any Company Permit.  No holder of a Company Permit has received notice, (written or oral) that any such Company Permit is not in full force or effect or that any such Company Permit will not be renewable upon expiration following the fulfillment of routine renewal requirements and payment of routine filing fees by the Company or Subsidiaries, except where the failure of such Company Permit to be in full force or effect or to be renewed has not had and could not reasonable be expected to have a Company Material Adverse Effect.  No Company Permit holder has been a party to or subject of any proceeding seeking to revoke, suspend or otherwise limit any registration.  During the prior five (5) years, none of the Company or any of its Subsidiaries or any other Company Permit holder has received notice (written or oral) from any Governmental Entity that any of its properties, facilities, equipment, operations or business procedures or practices fails to comply in any material respect with any applicable Law or Company Permit.

Section 5.9            Third Party Payers.

(a)           The Company and any of its Subsidiaries that provide services that are reimbursed by Medicaid, Medicare or any other federal, state or other health care program sponsored, mandated or maintained by any Governmental Entity (“Government Programs”) are party to a valid provider Contract for payment by such Government Programs for the services provided by the Company and its Subsidiaries.  The Company and its Subsidiaries have timely filed with each Governmental Program all cost reports, including any interim cost reports, and any similar filings required to be filed by it under applicable Laws in connection with its operations, and all such cost reports or similar filings comply in all material respects with such Laws.  Neither the Company nor any of its Subsidiaries has received any notice of any pending or possible investigation of, or loss of participation in any Government Program by the Company or any of its Subsidiaries.  All billing practices by the Company and its Subsidiaries to all third party payers, including the Government Programs and private insurance companies, have been true, fair and correct in all material respects and in material compliance with all applicable Laws, regulations and policies of all such third party payers.

(b)           The Company and its Subsidiaries have no material liabilities to any third party fiscal intermediary or carrier administering any Government Program, directly to the Government Programs or any Governmental Entity or to any other third party payer for the recoupment of any amounts previously paid to the Company or any Subsidiary by any such third party fiscal intermediary, carrier, Government Program or other third party payer.  To the knowledge of the Company, there is no pending or threatened actions by any third party fiscal intermediary, carrier, Government Program or other third party payer to suspend payments to the Company or any Subsidiary.

Section 5.10          Employee Benefit Plans.

(a)           Section 5.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” within the meaning of Section 3(3) of the

Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not such plan is subject to ERISA), each bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity, severance, employment, change of control or material fringe or other material benefit or compensation plan, program, arrangement or agreement, whether written, or unwritten, formal or informal, that is sponsored, maintained, contributed or required to be contributed to by the Company or any of its Subsidiaries for the benefit of their current or former employees, officers, contractors or directors or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any material liability or obligation in respect of the Company’s or any of its Subsidiaries’ (including their predecessor entities’ or any entity whose assets were partially or completely acquired by the Company or any of its Subsidiaries) current or former employees, officers, contractors or directors (collectively, the “Company Benefit Plans”).

(b)           The Company has heretofore made available to Purchaser true and complete copies of (i) each of the Company Benefit Plans and any related trust or funding agreement, (ii) each writing constituting a part of such Company Benefit Plan, including all amendments thereto and the most recent summary plan description distributed to participants, (iii) the most recent Annual Report (Form 5500 Series) and accompanying schedules and audit reports, if any, related thereto, (iv) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan, and (v) the most recent certified financial statement for each Company Benefit Plan for which such a statement is required or was prepared.

(c)           (i) each of the Company Benefit Plans has been operated, funded and administered in all material respects in accordance with its terms and with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and to the knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect the qualification of such Company Benefit Plan; (iii) no Company Benefit Plan is subject to Title IV of ERISA and the Company has never maintained or contributed to a plan subject to Title IV or ERISA; (iv) no Company Benefit Plan provides and neither the Company nor any of its Subsidiaries has any obligation to provide health or life insurance benefits (whether or not insured), with respect to current or former employees, officers, contractors or directors of the Company or any of its Subsidiaries (including any predecessor entities or any entity whose assets were partially or completely acquired by the Company or any of its Subsidiaries) beyond their retirement or other termination of service, other than coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state Law (“COBRA”); (v) no liability under Title IV of ERISA or Sections 412 or 430 of the Code has been incurred by the Company, any of its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a risk to the Company, any of its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder; (vi) no Company Benefit Plan is nor do any of the Company or any of its Subsidiaries have any liability or obligation under or with respect to any “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other Person (with respect to whom the Company has an obligation to indemnify) has engaged in a transaction in connection with which the Company or any of its Subsidiaries could reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) neither the Company nor any of its Subsidiaries has any current or potential liability or obligation (including any indemnification obligation to any ERISA fiduciary) to or in connection with any “employee stock ownership plan” (as defined in Section 4975 of the Code) or any stock bonus plan intended to be qualified under Section 401(a) of the Code.  “ERISA Affiliate” means any Person that is or at any relevant time was a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries, or that is or at any relevant time was a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

(d)           Except as set forth on Section 5.10(d) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries (including any predecessor entities or any entity whose assets were partially or completely acquired by the Company or any of its Subsidiaries) to severance pay, unemployment compensation or any other compensatory payment or benefit, except as set forth on Section 5.10(d) of the Company Disclosure Schedule, or (ii) accelerate the time of payment or vesting or funding of, or increase the amount of any compensation or benefit due any such current or former employee, director, consultant or officer of the Company or any of its Subsidiaries (including any predecessor entities or any entity whose assets were partially or completely acquired by the Company or any of its Subsidiaries).

(e)           Except as set forth in Section 5.10 of the Company Disclosure Schedule, no amount paid or payable (whether in cash or property or the vesting of property) by the Company or any of its Subsidiaries as a result of the consummation of the Offer, the Share Exchange or any of the other Transactions to any of its respective employees, officers, directors, stockholders or consultants under any Company Benefit Plans or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.  Neither the Company nor any of its Subsidiaries has any indemnity or gross-up obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(f)            Any Company Benefit Plan sponsored, maintained, or contributed to outside of the United States (“Non-U.S. Plans”) comply in all material respects with the applicable Laws of the relevant jurisdiction and the governing provisions of such plans.  As of the date hereof, there is no pending or, to the knowledge of the Company, threatened material litigation relating to any non-U.S. Plans.  With respect to each non-U.S. Plan, the benefits to be provided thereunder have been paid and or properly reflected in the books and records of the Company.

Section 5.11          Affiliate Transactions.  Except as set forth in Section 5.11 of the Company Disclosure Schedule, there are no Contracts or arrangements that are in existence as of the date of this Agreement under which the Company has any existing or future material liabilities or obligations between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present officer or director of either the Company or any of its Subsidiaries or any person that has served as such an officer or director within the past four years or any of such officer’s or director’s immediate family members, (b) record or beneficial owner of more than 5% of the shares of Common Stock as of the date hereof, other than members of the Purchaser Group, or (c) to the knowledge of the Company, any Affiliate or associate of any such officer, director or owner (other than the Company or any of its Subsidiaries), in each case that is of a type that would be required to be disclosed in the Company SEC Documents pursuant Item 404 of Regulation S-K that has not been so disclosed (each, an “Affiliate Transaction”).  The Company has made available to Purchaser copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date hereof providing for each Affiliate Transaction.

Section 5.12          Absence of Certain Changes or Events.  Since June 30, 2010, except as set forth in Section 5.12 of the Company Disclosure Schedule or as otherwise required or contemplated by this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice, (b) there have not been any facts, circumstances, events, changes, effects or occurrences that, individually or in the aggregate, have had or would be reasonably expected to have a Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would be prohibited by Section 7.1 hereof.

Section 5.13          Litigation.  Except as set forth in Section 5.13 of the Company Disclosure Schedule there are no (i) suits, complaints filed under seal, actions, claims, charges, or legal, administrative, arbitration, or other proceedings or governmental or regulatory audits, investigations or proceedings pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to the Company, its Subsidiaries or any of their respective properties or any of their officers, directors or employees in connection with such Person’s relationship with or actions taken on behalf of the Company or its Subsidiaries, (ii) actions, suits, claims, complaints or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, its Subsidiaries, or any of their respective properties or any of their officers, directors or employees in connection with such Person’s relationship with or actions taken on behalf of the Company or its Subsidiaries, at Law or in equity, where the amount claimed is in excess of $500,000 or is unspecified, or (iii) orders against the Company, its Subsidiaries or any of their respective properties, or any of their officers, directors or employees in connection with such Person’s relationship with or actions taken on behalf of the Company or its Subsidiaries.  Section 5.13 of the Company Disclosure Schedule identifies all suits, complaints filed under seal, actions, claims, charges, or legal, administrative, arbitration, or other proceedings or governmental or regulatory audits, investigations pending or, to the knowledge of the Company, threatened, to which the Company or any of its Subsidiaries is a party, including those before any Governmental Entity, to the knowledge of the Company, that materially affects the business or assets of the Company or any of its Subsidiaries, none of which could reasonably be expected to have a Company Material Adverse Effect.

Section 5.14          Tax Matters.

(a)           Except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (iii) the U.S. federal income Tax Returns of the Company and each of its Subsidiaries through the Tax year ending December 31, 2005 have been examined and such examination has been closed (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired), (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (vii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (viii) neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder, (ix) neither the Company nor any Subsidiary of the Company (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or any combined or affiliated group or unitary group of taxpayers or (B) has any liability for the Taxes of any Person (other than the Company or any of its present or former Subsidiary) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local, foreign or provincial law), under any other provision of law imposing joint liability for Taxes or members of a consolidated, affiliated, combined or unitary group; or under any tax sharing agreement, tax indemnity agreement, or any other similar agreement.

(b)           As used in this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, transfer, franchise, profits, inventory, capital stock, value added, ad valorem, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with or with respect thereto, whether disputed or not, and (ii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

Section 5.15          Labor Matters.

(a)           Since January 1, 2008, there has not been any adoption, amendment or termination by the Company or any of its Subsidiaries of any collective bargaining or other labor union Contract to which the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound that covers any employees of the Company or any of its Subsidiaries.  None of the employees of the Company or any of its Subsidiaries are represented by any union with respect to their employment by the Company or such Subsidiary, and no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification to the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other Governmental Entity.  Since January 1, 2008, neither the Company nor any of its Subsidiaries has experienced any material labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to labor disagreements.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, (ii) no employee of the Company at the vice president level or above has given written notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries, (iii) to the knowledge of the Company, no employee or former employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment Contract, nondisclosure agreement, common law nondisclosure obligations, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

(c)           Except as set forth in Section 5.15(c) of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health; and (ii) each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

Section 5.16          Intellectual Property.

(a)           Either the Company or one or more of its Subsidiaries owns or is licensed or otherwise possesses valid and enforceable rights to use, all Company Intellectual Property, free and clear of all Liens.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened claims by any Person alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise conflicted with the Intellectual Property of any person and (ii) the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise conflicted with any Intellectual Property of any Person.

(b)           The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve their rights in all Company Intellectual Property.

(c)           Neither the Company nor any of its Subsidiaries has licensed any Company Intellectual Property owned by the Company and its Subsidiaries to any third party, nor has the Company or any of its Subsidiaries entered into any Contract limiting or imposing any obligation or condition on its right or ability to use, license, sell, distribute or otherwise exploit fully any of such Intellectual Property.

(d)           Since January 1, 2008, there have been no settlements, forbearances to sue, consents, judgments or orders to which the Company or any of its Subsidiaries is a party or with respect to which such party is bound that (i) materially restrict the rights of the Company or any of its Subsidiaries to use, license, sell, distribute or otherwise exploit fully any Company Intellectual Property or (ii) permit third parties to use any Company Intellectual Property owned by the Company and its Subsidiaries other than on behalf of the Company and its Affiliates.

(e)           The Company and its Subsidiaries are each in compliance in all material respects with its privacy policies and terms of use and with all applicable data protection, privacy and other Laws governing the collection, use, storage, distribution, transfer or disclosure (whether electronically or in any other form or medium) of any personal information or data.  There has not been any notice to, complaint against, or audit, proceeding or investigation conducted or claim asserted with respect to the Company or any of its Subsidiaries by any person (including any Governmental Entity) regarding the collection, use, storage, distribution, transfer or disclosure of personal information, and none is pending, or to the knowledge of the Company, threatened (and to the knowledge of the Company, there is no basis for the same), except as has not resulted in, or would not reasonably be expected to result in, a Company Material Adverse Effect).  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any incident in which any personal information or data was or may have been stolen or subject to any unauthorized access or use that has resulted in, or could reasonably be expected to have a Company Material Adverse Effect.

(f)            The computer software, hardware, firmware, networks, platforms, servers, interfaces, applications, web sites and related systems (collectively, “Systems”) used by the Company or any of its Subsidiaries are sufficient for the current needs of the Company and its Subsidiaries in all material respects (including as to capacity and ability to process current and anticipated peak volumes in a timely manner), and, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect, there have been no operational or continued failures, disruptions, substandard performance, failure, breakdowns, bugs or outages or other adverse events in the past eighteen (18) months affecting any of the Systems that have had, or could reasonably be expected to result in, any disruption to or adverse impact on the operation of any of the respective businesses of the Company or any of its Subsidiaries.  The Company and its Subsidiaries have taken commercially reasonable steps to provide for the security, continuity and integrity of their Systems and the back-up and recovery of data and information stored or contained therein and to prevent and guard against any unauthorized access or use thereof, in each case in all material respects.  To the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security thereof or other unauthorized access or use of any of the foregoing that have resulted in, or could reasonably be expected to have a Company Material Adverse Effect.

(g)           No software owned or developed by or on behalf of the Company or any of its Subsidiaries (“Software”) that is material to the business of the Company or any of its Subsidiaries is subject to any “copy left” or other obligation or condition (including any obligation or condition under any “open source” license) that could (i) require, or condition the use or distribution of, or access to, the Software, on the disclosure, licensing, or distribution of any source code for any portion of the Software or (ii) otherwise impose any limitation, restriction, or condition on the right or ability of the Company to use, license, sell or distribute any Software in any material respect.

Section 5.17          Property.  The Company and each of its Subsidiaries has valid title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its real and other properties and assets which are reflected on the most recent consolidated balance sheet of the Company as being owned by the Company or one of its Subsidiaries, except as have been disposed of in the ordinary course of business consistent with past practice and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each of its Subsidiaries has complied with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company is a party and under which it is in occupancy are in full force and effect, except for such failure to comply or be in full force and effect that individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any lease or sublease to which it is a party, which defaults individually or in the aggregate have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 5.18          Insurance.  Section 5.18 of the Company Disclosure Schedule contains an accurate and complete list of all insurance policies owned, held by or applicable to the Company or any of its Subsidiaries.  All such policies are valid and in full force and effect, and all premiums that are due and payable have been paid.  No notice of denial of coverage, cancellation or termination has been received with respect to any such policies.  Subject to annual renewal, such policies will remain in effect after the date hereof and the applicable limits under such policies have not been exhausted.

Section 5.19          Material Contracts.

(a)           Except as disclosed in Section 5.19 of the Company Disclosure Schedule, (a) neither the Company, nor any of its Subsidiaries is a party to, and (b) none of the Company, any of its Subsidiaries, or any of their respective properties or assets is bound by, Contracts that:

(i)            are or would be required to be filed by the Company with the SEC pursuant to Item 601 of Regulation S-K under the Securities Act;

(ii)           are with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole, or in which the Company owns more than a 20% voting or economic interest, or with respect to which the Company has obligations, including contingent obligations, of more than $1,000,000 in the aggregate;

(iii)          relate to indebtedness for borrowed money, the deferred purchase price of property or service, any credit agreement, note, bond, mortgage, debenture or other similar instrument, any letter of credit or similar facilities, any agreement evidencing financial hedging or similar trading activities any obligation to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, or any guarantee with respect to an obligation of any other Person;

(iv)          relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including payment, indemnification, “earn-out” or other contingent obligations), that are still in effect and could reasonably be expected to result in payments in excess of $1,500,000 individually, or $3,000,000 in the aggregate;

(v)           other than an acquisition subject to clause (iv) above, obligate the Company to make any capital commitment or expenditure (including pursuant to any joint venture) in excess of $1,000,000;

(vi)          prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by any Subsidiary of the Company;

(vii)         limit the ability of the Company or any Subsidiary to engage in any line of business or compete with any Person or otherwise conduct its business in any geographic area or during any period of time or which grant a right of first refusal or first negotiation;

(viii)        would be required to be disclosed as a license of Company Intellectual Property in Section 5.16 of the Company Disclosure Schedule;

(ix)          that are entered into in the ordinary course of the Company’s business and would reasonably be expected to involve payments by the Company and its Subsidiaries in excess of $10,000,000 during any twelve month period after the date hereof;

(x)           that are entered into other than in the ordinary course of the Company’s business and would reasonably be expected to involve payments by the Company or any of its Subsidiaries in excess of $500,000 during any twelve month period after the date hereof;

(xi)          the other party to which is a department or agency of a Governmental Entity, including the secretary, administrator, or other official thereof, or is any program operated by a Governmental Entity; or

(xii)         are with third party payers, including Medicaid provider agreements, contracts for the provision of services to at-risk or troubled youth, management agreements, or other agreements with customers to the extent that such agreements would reasonably be expected to involve payments, to the Company and its Subsidiaries in excess of $25,000,000 during any twelve month period after the date hereof.

Each Contract of the type described in clauses (i) through (xii) above is referred to herein as a “Material Contract.”

(b)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and is in full force and effect and enforceable against the Company or its Subsidiary in accordance with its terms, (ii) to the knowledge of the Company, each Material Contract is valid and binding on the other parties thereto, is in full force and effect and enforceable against such other party in accordance with its terms, (iii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Material Contract, and (iv) neither the Company nor any of its Subsidiaries has received written notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default or breach on the part of the Company or any of its Subsidiaries under any such Material Contract, and (v) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract with respect to the termination, non-renewal or renegotiation in any material respects of the terms of, and otherwise has no knowledge that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of, any Material Contract.

(c)           The Company has made available to Purchaser, as of the date of this Agreement, true, correct and complete copies of (including all amendments or modifications to), all Material Contracts.

Section 5.20          Finders or Brokers. No broker, investment banker, financial advisor or other person (other than Goldman Sachs & Co. (the “Company Financial Advisor”)) is

entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has delivered to Purchaser complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the persons to whom such fees are payable.

Section 5.21          Opinion of Financial Advisors. The Special Committee has received the opinion of the Company Financial Advisor, dated as of the date of this Agreement, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the $13.25 in cash per Share to be paid to the holders (other than Purchaser, its affiliates and the holders of Rollover Shares) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Section 5.22          Anti-Takeover Provisions.  No Takeover Statute is applicable to the execution, delivery or performance of this Agreement, the Offer, the Share Exchange and the other Transactions.  The Company does not have any stockholder rights plan in effect.

Section 5.23          NASDAQ Compliance. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 5.24          No Additional Representations.  Except for the representations and warranties contained in this Article V, neither the Company nor any other Person acting on behalf of the Company, makes any representation or warranty, express or implied.  The representations and warranties set forth in this Article V are made solely by the Company, and none of the Company Representatives, acting in their individual capacity, shall have any responsibility or liability related thereto.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the disclosure schedules delivered by Purchaser to the Company concurrently with the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is readily apparent on its face, Purchaser hereby represents and warrants to the Company as follows:

Section 6.1            Qualification; Organization.

(a)           Purchaser is an entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization.  Purchaser has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b)           Purchaser is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, be reasonably expected to materially delay or prevent the consummation of the Transactions.

Section 6.2            Authority; No Violation.

(a)           Purchaser has all requisite power and authority to enter into this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of Purchaser and no other proceedings on the part of Purchaser are necessary to authorize the consummation of the Transactions.  This Agreement has been duly and validly executed and delivered by Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Purchaser, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

(b)           The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Transactions by the Purchaser and compliance with the provisions hereof by Purchaser do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing and acceptance for record of the Articles of Share Exchange with the Secretary of State of the Commonwealth of Kentucky; (ii) compliance with the applicable requirements of the HSR Act or other applicable Antitrust Laws specified in Section 6.2(b) of the Purchaser Disclosure Schedule; (iii) compliance with the applicable requirements of the Exchange Act including the filing of the Schedule TO and the Schedule 13E-3 filed by it; (iv) as disclosed or required to be disclosed in the Company Disclosure Schedule; and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay consummation of the Transactions, or the Purchaser’s ability to observe and perform its material obligations hereunder.

(c)           The execution, delivery and performance by the Purchaser of this Agreement does not, and the consummation of the Transactions and compliance with the provisions hereof by the Purchaser will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any (A) Contract, or (B) permit, concession, franchise, right or license binding upon Purchaser, (ii) result in the creation of any Liens upon any of the properties or assets of Purchaser, (iii) conflict with or result in any violation of any provision of the certificate or articles of incorporation or by-laws or other equivalent organizational document of Purchaser or

(iv) assuming that the consents and approvals referred to in Section 6.2(b) are duly obtained, conflict with or violate any applicable Laws, other than, in the case of clauses (i)(A), (ii) and (iv), as would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Transactions, or the Purchaser’s ability to observe and perform its material obligations hereunder.

Section 6.3            Disclosure Documents.  None of (a) the Schedule TO or the Offer Documents, at the date each is filed with the SEC (other than as to information supplied in writing by the Company and its Subsidiaries expressly for inclusion therein or based upon or incorporated by reference from the Company SEC Reports, as to which no representation is made) or (b) the information supplied or to be supplied by Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) specifically for inclusion in the Company Proxy Statement, the Schedule 13E-3 filed by the Company or Schedule 14D-9 will, at the date each is filed with the SEC (in the case of the Schedule 13E-3 or the Schedule 14D-9), on the date each is first mailed to stockholders of the Company (in the case of the Company Proxy Statement), or at the time of the Company Shareholder Meeting (if such meeting is held), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.4            Available Funds.  Purchaser has or will have as of the Acceptance Time and the Effective Time, respectively, sufficient cash or cash equivalents available, directly or through one or more Affiliates, to pay the aggregate Offer Price and the aggregate Share Exchange Consideration on the terms and conditions contained in this Agreement, and there is no restriction on the use of such cash or cash equivalents for such purpose.

Section 6.5            Operations of Purchaser.  Purchaser has not conducted any business other than incident to its formation and in relation to this Agreement and the Transactions and the financing thereof.

Section 6.6            Finders or Brokers.  Purchaser has not engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Offer or the Share Exchange or the other Transactions.

Section 6.7            Certain Arrangements.  Other than the Rollover Agreements, there are no Contracts between Purchaser and any member of the Company’s management or directors as of the date hereof that relate in any way to the Company or the Transactions.

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.1            Conduct of Business of the Company.  From and after the date hereof through the Effective Time (the “Interim Period”), except as set forth on Section 7.1 of the Company Disclosure Schedule or as expressly required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, retain the services of its key officers and key employees and preserve the good will of its customers, suppliers, third party payers, landlords and other Persons with whom it has material business relationships in a manner consistent with past practices.  Without limiting the generality of the foregoing, from and after the date hereof through the earlier of (i) such time as designees of Purchaser first constitute at least a majority of the Company’s Board, and (ii) the Effective Time, and except as otherwise expressly contemplated by this Agreement or set forth in Section 7.1 of the Company Disclosure Schedule or as required by applicable Law or as otherwise explicitly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser:

(a)           amend or modify any provisions of its articles of incorporation or bylaws or equivalent organizational documents;

(b)           do or effect any of the following actions with respect to its securities:  (i) adjust, split, combine or reclassify any securities, (ii) make, declare or pay any dividend (other than dividends paid by direct or indirect wholly-owned Subsidiaries of the Company) or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any securities, (iii) grant any Person any right or option to acquire any securities, (iv) issue, deliver, pledge, dispose of or sell any securities (except pursuant to the exercise of the Stock Options outstanding on the date hereof) or (v) enter into any Contract with respect to the sale, voting, registration or repurchase of any securities;

(c)           amend, modify or waive any rights under any outstanding Stock Options or awards of Restricted Stock;

(d)           acquire by merging or consolidating with, or by purchasing a substantial portion of the assets, or capital stock of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof for a price in excess of $1,500,000 individually, or $3,000,000 in the aggregate;

(e)           sell, grant a license in, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its material properties or assets (including real property) other in the ordinary course of business consistent with past practices;

(f)            adopt a plan of complete or partial liquidation or dissolution;

(g)           merge, consolidate, restructure, recapitalize or reorganize;

(h)           enter into, or amend, modify, or terminate, or waive any rights under, any Material Contract;

(i)            (i) incur, redeem, repurchase, prepay, defease, cancel or otherwise acquire, or modify any indebtedness for borrowed money, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (x) borrowings under the Credit Facility that are made in the ordinary course of business consistent with past practice or (y) letters of credit, bankers’ acceptance or similar facilities or other financing arrangements under the Credit Facility in the ordinary course of business, consistent with past practice, (ii) enter into hedge agreement or any other off-balance sheet structure or transaction, or (iii) make any loans, advances or capital contributions to, or investments in, any other Person;

(j)            hire any new employee with an annual base salary in excess of $200,000, or promote any employee to be an officer or member of senior management;

(k)           increase in any manner the compensation or benefits of, or pay any bonus to, any employee, officer, director or independent contractor of the Company or its Subsidiaries, except for increases in the ordinary course of business consistent with past practices;

(l)            adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company and its Subsidiaries, or take action to terminate the employment of any such employees that have an employment, severance or similar agreement or arrangement providing for the payment of any severance in excess of amounts generally provided to such employees;

(m)          adopt, modify or increase the benefits under, or accelerate or settle the payment of benefits under, any Company Benefit Plan, other than modifications to the Company’s and its Subsidiaries’ group health or welfare plans in the ordinary course of business consistent with past practice;

(n)           make any capital expenditure in excess of $1,000,000 not budgeted for in the Company Disclosure Schedule;

(o)           change any of its personnel policies in any material respect or revalue any material assets of the Company or its Subsidiaries, other than as required by GAAP or other applicable Laws;

(p)           fundamentally alter the businesses of the Company and its Subsidiaries;

(q)           fail to maintain or renew its material existing insurance policies (or substantial equivalents) to the extent available at comparable rates or (ii) increase the premium on such policies or replacements thereof in excess of generally available market rates;

(r)            (i) compromise, settle or agree to settle any pending or threatened suit, action, claim, obligation, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 in the aggregate, (ii) waive or assign any claims or rights of material value, (iii) waive any benefits of, or agree to modify in any respect, or, subject to the terms hereof, knowingly fail to enforce, or consent to any matter with respect to which consent is required under, any standstill or similar Contract to which the Company or any of its Subsidiaries is a party or (iv) waive any material benefits of, or agree to modify in any material respect, or, subject to the terms hereof, knowingly fail to enforce in any material respect, or consent to any matter with respect to which consent is required under, any material confidentiality or similar Contract to which the Company or any of its Subsidiaries is a party;

(s)            (i)  make, revoke, terminate or amend any election relating to Taxes, (ii) adopt any new policy, approach or method of accounting for Taxes, or (iii) modify, amend or change any method of accounting related to Taxes; or

(t)            authorize, commit or agree to do any of the foregoing.

Section 7.2            Solicitation.

(a)           Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EDT) on the fortieth (40th) day after the date hereof (the “Solicitation Period End-Date”), the Company and its Representatives shall have the right (acting under the direction of the Special Committee) to: (i) initiate and solicit Solicited Proposals, including by way of providing access to non-public information (subject to entering into an Acceptable Confidentiality Agreement with each recipient); provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Purchaser any non-public information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided or made available to Purchaser; and (ii) enter into and maintain discussions or negotiations with respect to Solicited Proposals or any other proposals that could reasonably be expected to lead to a Solicited Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such requests, proposals, discussions or negotiations.

(b)           Subject to Section 7.2(c) and except (in the case of clause (i) of this sentence) with respect to any Person who made a bona fide written Solicited Proposal received by the Special Committee prior to the Solicitation Period End-Date with respect to which the requirements of each of Sections 7.2(c)(i), (ii), (iii) and (iv) have been satisfied as of the Solicitation Period End-Date and thereafter continuously through the date of determination (any such Person, an “Excluded Party”), the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly: (i) except to the extent permitted by Section 7.2(a), initiate, solicit, encourage or facilitate (including by way of providing information) the submission of any requests, inquiries, proposals or offers that constitute or could reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such requests, proposals, offers, discussions or negotiations or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, or except as expressly permitted by Section 7.2(e), effect a Change of Recommendation, or enter into any merger agreement, letter of intent, agreement in principle, purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement as set forth in, and if permitted pursuant to, the provisions of Section 7.2(c)) or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder or resolve, propose or agree to do any of the foregoing.  Immediately after the Solicitation Period

End-Date, the Company shall cease and cause its Subsidiaries and Representatives to terminate any solicitation, encouragement, discussion or negotiation or cooperation with or assistance or participation in, or facilitation of any such inquiries, proposals, discussions or negotiations with any Persons conducted heretofore by the Company, its Subsidiaries or their respective Representatives with respect to any Acquisition Proposal and request and instruct to be returned or destroyed all non-public information provided by or on behalf of any of them to such Person.  Notwithstanding anything contained in Section 7.2 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as discussions or negotiations with respect to a Solicited Proposal made by such Excluded Party are terminated or if any such Solicited Proposal at any time fails to satisfy the requirements of any of Sections 7.2(c)(i), (ii), (iii) and (iv).

(c)           Notwithstanding anything to the contrary contained in Section 7.2(b), if at any time following the date of this Agreement and prior to the Acceptance Time (i) the Company has received a written Acquisition Proposal from a third party that the Special Committee believes in good faith to be bona fide, (ii) such Acquisition Proposal did not result from a breach of this Section 7.2, (iii) the Person making the Acquisition Proposal has entered into an Acceptable Confidentiality Agreement with the Company, (iv) the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (v) the Special Committee concludes in good faith, following consultation with outside counsel, that such action is necessary for the Special Committee to act in a manner consistent with its fiduciary duties imposed by applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide Purchaser with any non-public information concerning the Company or its Subsidiaries provided or made available to such other Person which was not previously made available to Purchaser.  For the avoidance of doubt, prior to the Acceptance Time, the Company shall in any event be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party for so long as such party remains an Excluded Party; and from and after the Acceptance Time no person shall be an Excluded Party.

(d)           The Company shall keep Purchaser fully informed (orally and in writing) on a current basis (and in any event no later than within twenty-four (24) hours) at all times after the date hereof of the occurrence of any material developments, discussions or negotiations or of any modifications or proposed modifications to any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modifications thereto), and any material developments, discussions and negotiations, including furnishing Purchaser with copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.  Without limiting the foregoing, the Company shall promptly (within twenty-four (24) hours) notify Purchaser in writing (i) in the event that the Company, its Subsidiaries or Representatives receives, whether before, on, or after the Solicitation Period End-Date (A) any Acquisition Proposal or written or oral indication by any Person that it is considering making an Acquisition Proposal, (B) any request for information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business or unrelated to an Acquisition Proposal or (C) any receipt of an amendment or proposed amendment to any Acquisition Proposal, and in each such case which notice shall indicate the identity of such Person and be accompanied by a copy of such Acquisition Proposal, inquiry or request (or, where no such copy is available, a detailed written description of such Acquisition Proposal, inquiry or request), including any modifications thereto and (ii) if it determines to provide information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 7.2(c).  In addition, within forty-eight (48) hours after the Solicitation Period End-Date, the Company shall notify Purchaser, in writing, of the identity of each Excluded Party, if any, and shall notify Purchaser within twenty-four (24) hours after any Excluded Party ceases to be an Excluded Party.  The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement except for an Acceptable Confidentiality Agreement as permitted or required pursuant to Section 7.2, and neither the Company nor any of its Subsidiaries shall be party to any agreement that prohibits the Company from providing to Purchaser any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.  The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.  The Company has not entered into any agreement prior to the date hereof, and will not enter into any agreement following the date hereof, that would prevent the Company from providing any information to Purchaser.

(e)           Notwithstanding anything in Section 7.2(b)(ii) to the contrary, if (i) an event, fact, circumstance, development or occurrence (an “Intervening Event”) that affects the business assets or operations of the Company that is unknown to the Special Committee as of the date of this Agreement becomes known to the Special Committee prior to the Acceptance Time or (ii) the Company receives an Acquisition Proposal which the Special Committee concludes in good faith, after consultation with outside legal counsel and its financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Purchaser, the Special Committee may at any time prior to the Acceptance Time, if it determines in good faith, after consultation with outside legal counsel, that not taking such action would be inconsistent with the fiduciary duties of the Special Committee under applicable Law (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Purchaser, the Recommendation (a “Change of Recommendation”), and (y) only in the case of the foregoing clause (ii), approve or recommend such Superior Proposal, and/or (z) only in the case of the foregoing clause (ii), terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (z), and any purported termination pursuant to the foregoing clause (z) shall be void and of no force or effect, unless at or concurrently with such termination the Company pays the Breakup Fee in full and otherwise complies with the provisions of Article IX; and provided, further, that the Special Committee may not withdraw, modify or amend the Recommendation in a manner adverse to Purchaser pursuant to the foregoing clause (x), approve or recommend any Superior Proposal pursuant to the foregoing clause (y) or terminate this

Agreement pursuant to the foregoing clause (z) unless (A), in the case of clauses (y) and (z), such Superior Proposal did not result from a breach by the Company of this Section 7.2 and (B) in the case of clauses (x), (y) and (z):

(i)            the Company shall have provided prior written notice to Purchaser of its intention to take any action contemplated in Section 7.2(e) at least four (4) calendar days (or at least two (2) Business Days, whichever is longer) in advance of taking such action (the “Notice Period”), which notice shall specify, as applicable, the details of such Intervening Event or the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of all of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the then-current form of the definitive agreements with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); and

(ii)           prior to effecting such Change of Recommendation, or, in the case of a Superior Proposal, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make adjustments in the terms and conditions of this Agreement.

In the event of any material revisions to the Superior Proposal, including any change in the Alternative Acquisition Agreement, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 7.2(e) with respect to such new written notice.  The Company agrees that any violation of this Section 7.2 by any Subsidiary or Representative of the Company shall be deemed a breach of this Section 7.2 by the Company.

(f)            Nothing contained in this Section 7.2 shall prohibit the Special Committee from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (other than any disclosure of confidential information to third parties prohibited by Section 7.2(d)) (provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Recommendation shall be deemed to be a Change of Recommendation (including for purposes of Section 9.1(d)(ii)).

(g)           The Company shall not take any action to exempt any Person (other than Purchaser and, at the request of Purchaser, its Affiliates) from any Takeover Law of any jurisdiction that may purport to be applicable to this Agreement or the Transactions or otherwise cause any restrictions therein not to apply.

(h)           For purposes of this Agreement, (i) “Acquisition Proposal” means any inquiry, offer or proposal, made by a Person or group at any time which is structured to permit such Person or group to acquire beneficial ownership of at least 15% of the consolidated assets of, equity interest in, revenues, income or businesses of, the Company or its Subsidiaries pursuant to a merger, consolidation or other business combination, recapitalization, reorganization, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, joint venture or liquidation, including any single or multi-step transaction or series of related transactions, in each case other than the Transactions, (ii) “Solicited Proposal” means an Acquisition Proposal with the references to “15%” in the definition of Acquisition Proposal deemed to be references to “75%”, and (iii) “Superior Proposal” means any bona fide written Acquisition Proposal that the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors (w) provides the Company’s shareholders with consideration having a value per share of Common Stock that exceeds the Offer Price and the Share Exchange Consideration, (x) would result in a transaction, if consummated, that would be more favorable to the holders of shares of Common Stock and Series A Preferred Stock (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror, but excluding any interest of any member of Purchaser Group in owning the Company) than the Transactions, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is not subject to a financing contingency and is made by a Person or group of Persons who have provided the Company with reasonable evidence that such Person or group has, or has firm underwritten commitments to obtain, sufficient funds to complete such Acquisition Proposal (in each case taking into account any revisions to this Agreement made or proposed in writing by Purchaser prior to the time of determination); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “75%”.

(i)            The Purchaser and the Purchaser Group waive and release the right of first refusal that the Purchaser and the Purchaser Group hold under Article VI.C.5(g) of the Company’s Articles of Incorporation, as amended and restated to date, with respect to an Alternative Acquisition Agreement for a Superior Proposal that the Company enters into in accordance with, and subject to the terms and conditions of, clause (z) of Section 7.2(e).

Section 7.3            Shareholder Meeting; Proxy Material.

(a)           The Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of obtaining the approval of the Share Exchange and this Agreement by the shareholders of the Company in accordance with applicable Law and as provided in this Agreement as promptly as reasonably practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any).  The Company agrees that its obligation to duly call, give notice of, convene and hold the Company Shareholder Meeting shall not be affected by a Change of Recommendation or by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal.

(b)           Without limiting Section 7.3(a), in connection with the Company Shareholder Meeting, (i) the Company will as promptly as reasonably practicable following the Expiration Date, and in any event within five business days thereafter, prepare and file with the

SEC a proxy or information statement relating to the Share Exchange and the Transactions (the “Company Proxy Statement”) and (ii) each of the Company and Purchaser will as promptly as reasonably practicable following the Expiration Date, and in any event within five (5) Business Days thereafter, prepare and file any applicable amendments to the Schedule 13E-3 filed by it with the SEC (all filings made with the SEC pursuant to this sentence, the “Company Meeting Filings”).  Each of Purchaser and the Company agrees to use reasonable best efforts promptly to respond to any comments of the SEC or its staff with respect to any Company Meeting Filing made by it and promptly to correct any information provided by it for use in Company Meeting Filing if and to the extent that such information shall become false or misleading in any material respect or as otherwise required by applicable federal securities Laws.  Each party shall take all steps necessary to amend or supplement any Company Meeting Filing made by it and to cause the applicable Company Meeting Filing filed by it, as so amended or supplemented, to be filed with the SEC, in each case as and to the extent required by applicable federal securities Laws.  Each of Purchaser and the Company and its respective counsel shall be given reasonable opportunity under the circumstances to review and comment on each Company Meeting Filing)  (including any amendments or supplements thereto) before it is filed with the SEC, and the party filing the applicable Company Meeting Filing shall give reasonable and good faith consideration to any comment received from any party hereto.  Each of Purchaser and the Company shall provide the others and their respective counsel with (x) any written comments or other communications, and shall inform them of any oral comments or other communications, such Person or its counsel may receive from time to time from the SEC or its staff with respect to any Company Meeting Filing made by it and (y) a reasonable opportunity to review and comment on any written or oral responses to such comments (to which reasonable and good faith consideration shall be given).

Section 7.4            Efforts.

(a)           Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Offer, the Share Exchange and the other Transactions, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Offer, the Share Exchange and the other Transactions.  In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law with respect to the Transactions as promptly as practicable but in no event more than five (5) Business Days after the date hereof, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Offer, the Share Exchange under the applicable Antitrust Laws; provided, that nothing contained in this Agreement shall obligate Purchaser:  (a) to dispose, transfer or hold separate, or cause any of its Affiliates to dispose, transfer or hold separate any material assets or operations, or to commit or to cause any of the Company or the Subsidiaries to dispose of any material assets; (b) to discontinue or cause any of its Affiliates to discontinue offering any product or service, or to commit to cause any of the Company or the Subsidiaries to discontinue offering any product or service; or (c) to make or cause any of its Affiliates to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of any of the Company or the Subsidiaries, and the Company shall not agree, commit or consent to any of such restrictions with respect to itself or any of its Subsidiaries without the prior written consent of Purchaser.

(b)           Purchaser and the Company shall, in connection with the efforts referenced in Section 7.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the Antitrust Laws, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of the status of matters related to the Transactions, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other party to review and consult with each other in advance of any communication given by it to, or any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding under Antitrust Laws by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Laws.

(c)           In furtherance and not in limitation of the covenants of the parties contained in Sections 7.4(a) and (b) and subject to the proviso to the last sentence of Section 7.4(a), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the Transactions contemplated by this Agreement under any Antitrust Laws.

(d)           In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Offer, the Share Exchange or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Purchaser and the Company shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

Section 7.5            Takeover Law.  If any Takeover Law shall become applicable to the Offer, the Share Exchange or the other Transactions after the date of this Agreement, the Company and Purchaser and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Offer, the Share Exchange and the other Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Law on the Offer, the Share Exchange and the other Transactions.

Section 7.6            Public Announcements.  Except as otherwise may be required by applicable Law or by stock exchange rule, regulation or listing agreement, Purchaser and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Offer, the Share Exchange or the Transactions.  Without limiting the generality of the foregoing, neither Purchaser nor the Company shall, and shall not permit any of their respective Representatives to, make any disclosure regarding the Offer, the Share Exchange or any of the Transactions unless (a) Purchaser and the Company shall have approved such disclosure or (b) such party shall have determined in good faith, after taking into account the advice of its outside legal counsel, that such disclosure is required by applicable Law or by stock exchange rule, regulation or listing agreement.

Section 7.7            Indemnification and Insurance.

(a)           From and after the Effective Time, Purchaser shall cause the Company to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in the respective articles or certificates of incorporation, bylaws or other organization documents or any written indemnification Contract between such directors or officers and the Company (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Share Exchange and shall continue in full force and effect in accordance with their terms.  Furthermore, Purchaser and the Company agree to jointly and severally indemnify, defend and hold the current or former directors or officers of the Company and its Subsidiaries harmless from and against any claims, loss, damages or liabilities arising out of any action taken or omitted by them in such capacities in connection with the Transactions.

(b)           From and after the Effective Time, in the event that Purchaser or the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its stock, properties or assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Purchaser or the Company, as the case may be, shall succeed to the obligations set forth in this Section 7.7.

(c)           For six (6) years after the Acceptance Time, the Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been heretofore delivered to Purchaser), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that the Company may substitute therefor policies with reputable and financially sound carriers providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered persons; provided, further, that in satisfying its obligation under this Section 7.7(c), the Company shall not be obligated to pay more than 300% of the annual premiums currently paid by the Company for such insurance; provided, further, however, that in lieu of the foregoing insurance coverage, the Company may purchase “tail”

insurance coverage that provides coverage with respect to occurrences prior to the Effective Time no less favorable than the coverage described above.

(d)           The provisions of this Section 7.7 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.  Purchaser and the Company agree to cause any successor to the Company’s business or assignee of this Agreement to assume the Company’s obligations under this Section 7.7.

Section 7.8            Access; Confidentiality.

(a)           The Company shall afford to Purchaser, and to Purchaser’s Representatives, access during normal business hours and on reasonable notice during the Interim Period to all of its and its Subsidiaries’ properties, Contracts, books and records and to those officers, employees and agents of the Company to whom Purchaser reasonably requests access, and, during such period, the Company shall furnish, as promptly as practicable, to Purchaser all information concerning its and its Subsidiaries’ business, properties, Contracts, assets, liabilities, personnel and financial information and other aspects of the Company and its Subsidiaries as Purchaser may reasonably request.

(b)           All information received from the Company or its Representatives under Section 7.8(a) shall be subject to the Confidentiality Agreement.  If any of the information or material furnished pursuant to this Section 7.8 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges and this Agreement.

Section 7.9            Notification of Certain Matters.  Each party hereto shall give prompt notice to the other of (a) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Offer, the Share Exchange or the other Transactions, or (b) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause the Minimum Condition, any condition to the Offer set forth in Annex A, any condition to the obligations of any party to effect the Share Exchange set forth in Article VIII or any condition to any of the other Transactions not to be satisfied or cause a Company Material Adverse Effect.

Section 7.10          Rule 16b-3.  Prior to the Acceptance Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11          Shareholder Litigation.  The Company shall give Purchaser the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Purchaser’s prior written consent.

Section 7.12          Stock Exchange Delisting.  From and after the Acceptance Time, the Company shall cooperate with Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of NASDAQ to enable the delisting by the Company of the Common Stock from NASDAQ (“Delisted”) and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the earlier of (i) the Effective Time and (ii) such time as the Company qualifies for an issuer-initiated delisting under applicable Laws and the rules and policies of NASDAQ.

Section 7.13          Rule 14d-10(d) Matters.  Prior to the Acceptance Time and to the extent permitted by Law, the Company (acting through the Board of Directors, compensation committee or its independent directors, to the extent required) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by Purchaser, the Company or their respective Affiliates on or after the date hereof with any of the officers, directors or employees of the Company pursuant to which compensation is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 7.14          FIRPTA Certificate.  On the Closing Date, the Company shall provide to Purchaser an affidavit, dated as of the Closing Date, signed under penalty of perjury, and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(f) and Section 897 of the Code, so that Purchaser is exempt from withholding any portion of the aggregate Share Exchange Consideration under Section 1445 of the Code.

Section 7.15          Employees.  Purchaser currently intends to continue the employment after the Effective Time of the Company’s employees on the same terms and conditions as are currently in effect, including with respect to salaries, severance benefits and other compensation and employee benefits, exclusive of equity awards.

Section 7.16          Leverage Ratio.  Purchaser agrees that as of the Effective Time (after giving effect to the Transactions), the amount of the Company’s Net Funded Indebtedness, calculated on a pro forma basis to give effect to the Transactions as of the last day of the most recently ended fiscal quarter preceding the Effective Time, will not exceed 3.5 multiplied by the EBITDA for the most recently ended four consecutive fiscal quarters.  In addition, for a period of two (2) years after the Effective Time, the Surviving Corporation will not incur indebtedness to fund cash dividends or distributions with respect to equity interests to, or purchases of equity interests from, its equity holders if and to the extent that the amount of the Company’s Net Funded Indebtedness from all sources, calculated on a pro forma basis to give effect to such transactions as of the last day of the most recently ended fiscal quarter preceding the closing of such transactions, would exceed 3.5 multiplied by the EBITDA for the most recently ended four consecutive fiscal quarters.

ARTICLE VIII

CONDITIONS TO THE SHARE EXCHANGE

Section 8.1            Conditions to Each Party’s Obligation to Effect the Share Exchange.  The respective obligations of each party to effect the Share Exchange shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a)           Shareholder Approval shall have been obtained;

(b)           no Governmental Entity of competent jurisdiction shall have enacted, issued or entered any Law, restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition (a “Restraint”) which remains in effect that prohibits, makes illegal, enjoins or prevents the Share Exchange, and all material foreign or domestic governmental consents, orders and approvals required for the consummation of the Share Exchange and the Transactions shall have been obtained and shall be in effect at the Effective Time and specifically including those consents, orders and approvals listed on Schedule 8.1(b); and

(c)           the Acceptance Time shall have occurred.

Section 8.2            Frustration of Closing Conditions.  Neither the Company nor Purchaser may rely, either as a basis for not consummating the Share Exchange or terminating this Agreement and abandoning the Share Exchange, on the failure of any condition set forth in Section 8.1, as the case may be, to be satisfied if such failure was caused in any material respect by such party’s breach of any provision of this Agreement.

ARTICLE IX

TERMINATION; AMENDMENT; WAIVER

Section 9.1            Termination.  This Agreement may be terminated and the Offer and the Share Exchange may be abandoned at any time prior to the Effective Time whether before or after receipt of Shareholder Approval):

(a)           by mutual written consent of the Company and Purchaser;

(b)           by either Company or Purchaser:

(i)            if the Acceptance Time shall not have occurred within four months after the date hereof (the “Outside Date”) unless the failure of the Acceptance Time to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in this Agreement;

(ii)           if any Restraint prohibiting, making illegal, enjoining or preventing the consummation of the Offer or the Share Exchange shall be in effect and shall have become final and nonappealable; or

(iii)          the Offer expires without the occurrence of the Acceptance Time as a result of the failure of the Minimum Condition and/or one or more of the other conditions to the Offer set forth in Annex A.

(c)           by the Company, prior to the Acceptance Time:

(i)            if a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred which would prevent Purchaser from consummating the Transactions, and such breach is incapable of being cured by the Outside Date; provided, that the Company is not then in material breach of this Agreement; and

(ii)           in accordance with, and subject to the terms and conditions of, clause (z) of Section 7.2(e).

(d)           by Purchaser, prior to the Acceptance Time:

(i)            if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than Section 7.2), which breach or failure to perform (A) would result in any of the events set forth in clause (c) or (d) of Annex A to occur, and (B) is not cured, or incapable of being cured, by the Company within ten (10) calendar days following receipt of written notice of such breach or failure to perform from Purchaser (or, if the Outside Date is less than ten (10) calendar days from the notice by Purchaser, is not cured, or is incapable of being cured, by the Company by the Outside Date); and

(ii)           if (A) a Change of Recommendation shall have occurred, (B) the Company or the Special Committee shall (I) approve, adopt or recommend any Acquisition Proposal or (II) approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Acquisition Proposal, (C) within three (3) Business Days of a written request by Purchaser for the Company to reaffirm the Recommendation following the date any Acquisition Proposal or any material modification thereto is first published or sent or given to the Company’s shareholders, or otherwise the Company fails to issue a press release that reaffirms the Recommendation; (D) the Company or the Special Committee (or any committee thereof) shall authorize or publicly propose any of the foregoing; or (E) if the Company shall have breached or failed to perform any of its obligations under Section 7.2 hereof.

Section 9.2            Effect of Termination.  If this Agreement is terminated and the Share Exchange is abandoned pursuant to Section 9.1, except (i) for the applicable provisions of this Article IX and Article X and (ii) with respect to any liabilities for Damages incurred or suffered as a result of the willful and material breach by any other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers, or stockholders (or holders of other equity interests).

Section 9.3            Fees and Expenses.

(a)           Except that the filings fees and expenses incurred in connection with filings under Antitrust Laws and the filing, printing and mailing expenses associated with the Offer Documents, the Schedule 13E-3, the Schedule 14D-9 and the Company Proxy Statement shall be shared equally by Purchaser and the Company, all fees and expenses incurred in connection with this Agreement, the Offer, the Share Exchange and the other Transactions, shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Share Exchange is consummated.

(b)           If this Agreement is terminated by Purchaser or the Company pursuant to Section 9.1(b)(i) or 9.1(b)(iii) and, following the date of this Agreement and at or prior to the time of the termination of this Agreement, an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made and within 12 months of the date of termination of this Agreement, the Company enters into a letter of intent, memorandum of understanding or definitive agreement with respect to or consummates an Acquisition Proposal (whether or not the same as that originally announced and whether or not with the same Person as that originally announced), then the Company shall make a nonrefundable cash payment to Purchaser in an amount equal to $13,695,273 (the “Break-Up Fee”).  For avoidance of doubt, no payment other than the Break-Up Fee shall be made with respect to the expenses of the Purchaser.

(c)           If this Agreement is terminated by (A) Purchaser pursuant to Sections 9.1(d)(i) or 9.1(d)(ii) or (B) the Company pursuant to Section 9.1(c)(ii), then the Company shall make a nonrefundable cash payment to Purchaser in an amount equal to the Break-Up Fee (in addition to any amount payable to Purchaser pursuant to Section 9.3), except that the Break-Up Fee shall instead be an amount equal to $9,130,182 if the Company terminates this Agreement pursuant to Section 9.1(c)(ii) in order to enter into a definitive agreement with an Excluded Party with respect to a Superior Proposal.

(d)           Any fee payable pursuant to this Section 9.3 pursuant to a termination of this Agreement by the Company shall be paid prior to the time of, and as a condition to the effectiveness of, such termination; provided, that any fee payable pursuant to Section 9.3(b) shall be made prior to and as a condition to the entry into of the letter of intent, memorandum of understanding or definitive agreement with respect to the applicable Acquisition Proposal, or if no such document is entered into, the consummation of the applicable Acquisition Proposal.  Any fee payable pursuant to this Section 9.3 pursuant to a termination of this Agreement by Purchaser shall be paid within two (2) Business Days following the date on which notice of termination is given.

(e)           The Company acknowledges that the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, Purchaser would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 9.3, and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for any fee set forth in this Section 9.3, the Company shall pay to Purchaser its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

ARTICLE X

MISCELLANEOUS

Section 10.1          No Survival of Representations and Warranties; Effect of Knowledge.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the occurrence of the Share Exchange.  This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.  No representation or warranty of the Company contained in this Agreement shall be deemed to be untrue solely by reason of facts or circumstances that constitute or give rise to the untruth of such representation or warranty that were actually known to Robert M. Le Blanc on the date hereof.

Section 10.2          Counterparts; Effectiveness.

(a)           This Agreement may be executed in several counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered (by telecopy, email or otherwise) to the other parties.

(b)           Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et seq.), the Uniform Electronic Transactions Act, or any other Law relating to or enabling the creation, execution, delivery or recordation of any contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the parties, no party shall be deemed to have executed this Agreement or any other document contemplated by this Agreement (including any amendment or other change thereto) unless and until such party shall have executed this Agreement or such document on paper by a handwritten original signature or any other symbol executed or adopted by a party with current intention to authenticate this Agreement or such other document contemplated.

Section 10.3          Governing Law.  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof or thereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, applicable to contracts negotiated, made and performed in such State, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause or permit the application of the Laws of any jurisdiction other than the State of Delaware, except matters relating to the fiduciary duties of the Board of Directors of the Company, and internal corporate affairs of the Company (specifically including the corporate procedures applicable to the Share Exchange) shall be governed by the Laws of the Commonwealth of Kentucky.

Section 10.4          Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (in the case of the Company, acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of the Independent Incumbent Directors) at any time prior to the Effective Time, whether before or after approval of this Agreement by the Company shareholders; provided, however, that from the Acceptance Time until Shareholder Approval has been obtained, this Agreement may not be amended in a manner that would adversely affect the right of the Company’s shareholders to receive the Share Exchange Consideration; and, provided, further, that, after Shareholder Approval has been obtained, no amendment may be made which under the KBCA requires the further approval of the Company’s shareholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 10.5          Specific Performance; Jurisdiction; Enforcement.

(a)           The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) irrevocably submits itself to the personal jurisdiction of the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware); provided, however, that if the Company is required to commence a proceeding for judicial appraisal of Dissenting Shares such proceeding will be brought in the appropriate Circuit Court of the Commonwealth of Kentucky in accordance with the KBCA. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 10.5, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(b)           Each of the parties hereby consents to service being made through the notice procedures set forth in Section 10.7 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 10.7 shall be effective service of process for any suit or proceeding in connection with this Agreement or the Transactions.

Section 10.6          WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS.

Section 10.7          Notices.  All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service; or (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties), provided, that any communication delivered or sent on a day that is not a business day or after 6:00 p.m., New York City time, on a Business Day shall be deemed to have been delivered or sent on the next following business day; provided further, that the immediately preceding proviso shall not apply to any notification provisions herein set forth in terms of hours, which notifications shall be deemed to have been delivered or sent when actually delivered or sent:

To Purchaser:

c/o Onex Investment Corp.

712 Fifth Avenue

New York, New York  10019

Telecopy: 212-582-0909

Email:  bobby@onex.com

Attention:  Robert M. Le Blanc

with copies to:

Kaye Scholer LLP
425 Park Avenue
New York, New York  10022
Telecopy:  212-836-8211
Email:  jigreenberg@kayescholer.com
Attention:  Joel I. Greenberg

To the Company:

Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky  40223
Telecopy:  502-394-2164
Email:  rgeary@rescare.com
Attention:  Ronald G. Geary

with a copy to:

Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky  40202
Telecopy:  502-581-1087
Email:  amacdonald@fbtlaw.com
Attention:  Alan K. MacDonald

Section 10.8          Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to any direct or indirect subsidiary of Onex Corporation or as security to any lender or financial institution providing financing for the Transactions but no such assignment shall relieve Purchaser of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon and shall be enforceable by and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 10.9          Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 10.10       Further Assurances.  The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 10.11       Entire Agreement; Benefit.  This Agreement (including the exhibits and schedules hereto), the Voting Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to grant and does not grant standing to any person other than the parties except, following the Acceptance Time, for the provisions of Section 7.7.  The representations and warranties set forth in Articles V and VI have been made solely for the benefit of the parties to this Agreement and (a) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (b) have been qualified by reference to the Company Disclosure Schedule and the Purchaser Disclosure Schedule, each of which contains certain disclosures that are not reflected in the text of this Agreement; and (c) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company.

Section 10.12       Waiver.

(a)           At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance by any party with any of the agreements or conditions contained herein (other than the Minimum Condition).  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b)           The failure of any party hereto to exercise any rights, powers or remedies provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 10.13       Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.14       Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ONEX RESCARE ACQUISITION LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Managing Director

RES-CARE, INC.

By:	/s/ Steven S. Reed
Name: Steven S. Reed
Title: Director

[Signature Page to Share Exchange Agreement]

ANNEX A

CONDITIONS OF THE OFFER

THE CAPITALIZED TERMS USED HEREIN HAVE THE MEANINGS SET FORTH
IN THE AGREEMENT AND PLAN OF SHARE EXCHANGE TO WHICH THIS ANNEX A IS
ATTACHED

Notwithstanding any other provisions of the Offer (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act), Purchaser (I) shall not be required to accept for payment or pay for any tendered Public Shares, and (II) may delay the acceptance for payment of or the payment for any tendered Public Shares on the terms set forth in the Agreement if (i) any applicable waiting period under the HSR Act shall not have expired or been terminated, (ii) any of the consents and approvals listed on Schedule 5.4 or which the Purchaser shall have reasonably determined are required in connection with the consummation of the Offer shall not have been obtained and be in effect, (iii) the Minimum Condition shall not have been satisfied or (iv) at any time on or after the date hereof and prior to the acceptance for payment of Public Shares, any of the following conditions shall have occurred and continue to exist:

(a)           any Restraint is in effect prohibiting, making illegal, enjoining or preventing the acceptance for payment of, or the payment for, the Public Shares or otherwise prohibiting consummation of the Offer or the payment for, the Public Shares;

(b)           there shall be instituted or pending any action or proceeding by any Governmental Entity seeking to restrain, prohibit or restrict the consummation of the Offer, the Share Exchange or any of the Transactions;

(c)           (A) the representations and warranties of the Company set forth in Section 5.1(a) (as to the Company), Section 5.2, Section 5.3, Section 5.4(a), Section 5.4(c)(iii), Section 5.20, Section 5.21, or Section 5.22, shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects only as of such time) and (B) all of the remaining representations and warranties of the Company set forth in this Agreement shall not be true and correct when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time) except, with respect to this clause (B), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(d)           the Company shall have breached or failed to perform in any material respect any of its covenants or obligations to be performed or complied with by it under the Agreement prior to the Expiration Date;

(e)           the Company shall have failed to deliver to Purchaser a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the conditions specified in the foregoing clauses (c) and (d) do not exist;

(f)            since the date of the Share Exchange Agreement, any fact(s), circumstance(s), event(s), change(s), effect(s) or occurrence(s) shall have occurred, which has or have had, individually or in the aggregate, a Company Material Adverse Effect; or

(g)           the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser, provided that nothing herein shall relieve any party hereto from any obligation or liability such party has under the Agreement) giving rise to such condition or may be waived by Purchaser, in its sole discretion, in whole or in part at any time and from time to time, except for the Minimum Condition.

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